   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 1996
                                                    REGISTRATION NO. 333-      .
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                        HEALTHPLAN SERVICES CORPORATION
             (Exact name of registrant as specified in its charter)

                    DELAWARE                                       13-3787901
        (State of other jurisdiction of                         (I.R.S. Employer
         incorporation or organization)                      Identification Number)

            3501 FRONTAGE ROAD, TAMPA, FLORIDA 33607  (813) 289-1000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------

                              JAMES K. MURRAY, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        HEALTHPLAN SERVICES CORPORATION
                               3501 FRONTAGE ROAD
                              TAMPA, FLORIDA 33607
                                 (813) 289-1000
      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                   COPIES TO:

                              DAVID C. SHOBE, ESQ.
            FOWLER, WHITE, GILLEN, BOGGS, VILLAREAL AND BANKER, P.A.
                     501 EAST KENNEDY BOULEVARD, SUITE 1700
                              TAMPA, FLORIDA 33602
                             ---------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
                                                   PROPOSED MAXIMUM PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF        AMOUNT TO BE    OFFERING PRICE      AGGREGATE        AMOUNT OF
   SECURITIES TO BE REGISTERED       REGISTERED        PER SHARE    OFFERING PRICE(1) REGISTRATION FEE
------------------------------------------------------------------------------------------------------
Common Stock, par value
  $0.01 per share................. 1,561,067 shares      $18.625     $29,074,872.88      $8,810.57
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c).
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

                                1,561,067 SHARES

                        HEALTHPLAN SERVICES CORPORATION

                                  COMMON STOCK

                             ---------------------

     This Prospectus relates to 1,561,067 shares (the "Shares") of common stock, par value $0.01 per share (the "Common Stock"), of HealthPlan Services Corporation (the "Company") held by the Selling Stockholders. See "Selling Stockholders -- Shares Covered by this Prospectus." The Shares are being registered for sale by the Selling Stockholders. See "Plan of Distribution." The Company will not receive any of the proceeds from the sale of Shares by the Selling Stockholders.

     The Company's Common Stock is listed on the New York Stock Exchange and is quoted under the symbol "HPS." On November 12, 1996, the last reported sale price for the Common Stock as reported on the New York Stock Exchange Composite Tape was $20.00 per share. Sales of the Shares by the Selling Stockholders may be made on one or more exchanges, in the over-the-counter market, or otherwise in one or more transactions at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. See "Plan of Distribution."

                             ---------------------

       SEE "RISK FACTORS" BEGINNING AT PAGE 4 FOR A DISCUSSION OF CERTAIN
          FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS
                      OF THE COMMON STOCK OFFERED HEREBY.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

               The date of this Prospectus is             , 1996

                           FORWARD-LOOKING STATEMENTS

     This Prospectus includes and incorporates by reference forward-looking statements based on current plans and expectations of the Company, relating to, among other matters, analyses, and estimates of amounts that are not yet determinable. Such forward-looking statements are contained in the sections entitled "The Company," "Risk Factors," and other sections of this Prospectus (including documents incorporated herein by reference, see "Incorporation of Certain Documents by Reference"). Such statements involve risks and uncertainties which may cause actual future activities and results of operations to be materially different from those suggested in this Prospectus, including, among others, the risks and uncertainties present in the Company's business and the competitive health care marketplace where clients and vendors commonly experience mergers or acquisitions, volume fluctuations, participant enrollment fluctuations, fixed price contracts, contract disputes, contract modifications, contract renewals and nonrenewals, various business reasons for delaying contract closings, and the operational challenges of matching case volume with optimum staffing, having fully trained staff, having computer and telephonic supported operations, and managing turnover of key employees and outsourced services to performance standards, as well as other factors described elsewhere in this Prospectus. See "Risk Factors."

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates, or through the World Wide Web (http://www.sec.gov). The Company's Common Stock is listed on the NYSE, and such reports, proxy statements and other information concerning the Company are available for inspection and copying at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") with the Commission under the Securities Act of 1933, as amended, in respect of the Common Stock offered hereby. For purposes of this Prospectus, the term "Registration Statement" means the initial Registration Statement and any and all amendments thereto. This Prospectus omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements contained herein concerning the contents of any document are not necessarily complete, and in each instance, reference is made to the copy of such document filed with the Commission as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Company (File No. 1-13772) are incorporated in this Prospectus by reference: (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (b) the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1996, and June 30, 1996; (c) the Company's Current Report on Form 8-K filed with the Commission on July 15, 1996, and Amendment No. 1 thereto on Form 8-K/A filed with the Commission on September 13, 1996; and the Company's Current Report on Form 8-K filed with the Commission on July 16, 1996, and Amendment No. 1 thereto on Form 8-K/A filed with the Commission on September 13, 1996; (d) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, dated May 21, 1995, as amended; and (e) all documents filed by the Company pursuant to

Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, subsequent to the date of this Prospectus and prior to the termination of the Shares offered hereby.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or verbal request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the document that this Prospectus incorporates by reference). Requests should be directed to James K. Murray III, Chief Financial Officer, HealthPlan Services Corporation, 3501 Frontage Road, Tampa, Florida 33607, telephone number (813) 289-1000.

                                  RISK FACTORS

     Prospective purchasers should carefully consider the following information in addition to the other information contained in this Prospectus in evaluating an investment in the shares of Common Stock offered hereby.

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

RISKS RELATED TO NEW BUSINESS STRATEGY

     From 1990 to 1995, the Company's annual revenues declined from approximately $129 million to approximately $100 million. Effective September 30, 1994, the Company, formerly known as Plan Services, Inc., a division of The Dun & Bradstreet Corporation ("D & B"), was acquired from D & B by the Noel Group, Inc. ("Noel"), James K. Murray, Jr., the Company's current President and Chief Executive Officer, and certain other investors. A new management team was recruited to implement a new business strategy aimed at growing revenue through strengthening its relationships with managed care companies, adding new payors as customers (such as preferred provider organizations ("PPOs"), health maintenance organizations ("HMOs"), and integrated delivery systems), and consolidating the fragmented third party administrator industry.

     The Company believes that the decline in revenue during the 1990-1995 period is attributable primarily to a slow transition by its major customers from offering traditional "fee for service" health care plans to managed care products. The cost of traditional health insurance increased significantly during this period, and the Company did not expand distribution by developing relationships with HMOs or PPOs. As a result, many of the Company's small business customers elected to seek alternative coverage or became self-insured.

     In order to combat this trend, the Company's management is committed to expand distribution and develop client relationships with established HMOs. The Company will seek to build economies of scale by continuing to pursue vigorously these relationships, as well as by executing an acquisition strategy aimed at consolidating the third party administrator industry. In addition, the Company expects to pursue administrative services contracts with large employers to administer their self-insured health care plans, and it may also invest in the development of information based products for its payors and their customers.

     Starting in 1994, the Company has also pursued contracts with state sponsored health care purchasing alliances, initially in Florida, and in 1995-1996, with additional contracts in North Carolina, Kentucky, and Washington. The Company has incurred substantial expenses in connection with the start up of these contracts, and, to date, the alliance business has been unprofitable. During the quarter ended December 31, 1994, the Company recorded a pre-tax charge of approximately $3.6 million related to state sponsored and private health care purchasing alliances. The Company has also announced that an additional charge in the amount of $2.6 million was taken in the third quarter of 1996. There can be no assurance that the Company will be able to recoup its investment in developing these relationships or that these operations will ultimately be profitable.

     The implementation of this overall strategy involves substantial risks, and there can be no assurance that this strategy will be effectively implemented. In addition, it is likely that the Company will experience a flattening or decrease in net margins as it pursues this aggressive expansion strategy.

RISKS RELATED TO GROWTH THROUGH ACQUISITIONS

     The Company's strategy has included the acquisition of other managed care services companies, as well as the acquisition of blocks of health care administrative services business. Growth through acquisition involves substantial risks, including the risk of improper valuation of the acquired business. In addition, the value of such an acquired business or block of business could be impaired if the Company is not successful in integrating the business or block of business into its existing operations. These risks are increased when the Company elects to make such acquisitions on a leveraged basis. In 1995, the Company acquired, in two separate transactions, two blocks of administrative services business for a total consideration of $20.3 million ($5.0 million of which is being held in escrow). On July 1, 1996, the Company acquired all of the issued and outstanding shares of capital stock of Consolidated Group, Inc., Consolidated Group Claims, Inc., Consolidated Health Coalition, Inc., and Group Benefit Administrators Insurance Agency, Inc. (collectively, the "Consolidated Group") for a purchase price of $61.9 million, subject to a post-closing adjustment based on the balance sheet of the Consolidated Group as of June 30, 1996. Consolidated Group, like the Company, provides distribution and administrative services to payors interested in accessing the small group market. On July 1, 1996, the Company acquired all of the issued and outstanding shares of capital stock of Harrington Services Corporation ("Harrington") for a purchase price consisting of (i) approximately $32.5 million in cash, subject to a post-closing adjustment based on the balance sheet of Harrington as of June 30, 1996, and (ii) 1,400,110 shares of the Company's Common Stock. Harrington's principal business is the administration of medical benefits for self-funded health care plans of primarily large employer groups. The combined 1995 revenues of Harrington and the Consolidated Group exceed the Company's 1995 revenues.

     On September 12, 1996, the Company entered into a Plan and Agreement of Merger (the "Merger Agreement") with HealthPlan Services Alpha Corporation, a Delaware corporation and wholly-owned subsidiary of the Company, and Health Risk Management, Inc., a Minnesota corporation ("Health Risk"), which provides for the acquisition of Health Risk by the Company in a merger transaction (the "Health Risk Merger"). Health Risk provides comprehensive, integrated healthcare management, information and health benefit administration services to employers, insurance companies, unions, HMOs, PPOs, PHOs, hospitals, providers and governmental units in the United States and Canada. The acquisition of Health Risk will constitute the Company's third major acquisition in 1996. Consummation of the Health Risk Merger is subject to approval by Health Risk's shareholders and other customary closing conditions, including receipt of regulatory approval. While the Company's management remains committed to consummating the Health Risk Merger, there can be no assurance that the consents and approvals required will be obtained, that the other conditions necessary for the consummation of such acquisitions will be satisfied or that the Health Risk Merger will otherwise be consummated. The issuance of additional shares of Common Stock and the operation of Health Risk upon closing of the Health Risk Merger may have a dilutive effect on earnings per share if the Company is unable to effect meaningful synergies within an appropriate period of time, and will have a dilutive effect on the voting rights of the holders of Common Stock.

     There can be no assurance that the Company will successfully and profitably integrate the business of Harrington, the Consolidated Group and Health Risk into its existing operations. In addition, certain costs will be incurred to successfully integrate these acquired companies. On September 13, 1996, the Company announced that it has recorded approximately $18 million of restructuring and integration related charges related to the consolidation of Harrington and Consolidated Group, which charges include the $2.6 million alliance charge referenced above and approximately $1.3 million taken in relation to other contract commitments. The Company does not anticipate any additional charges in the future as a result of these acquisitions.

     The Company may compete for acquisition and expansion opportunities with companies which have significantly greater resources than the Company. There can be no assurance that suitable acquisition candidates will be available, that financing for such acquisitions will be obtainable on terms acceptable to the Company, that such acquisitions can be consummated, or that acquired businesses or blocks of business can be integrated successfully and profitably into the Company's operations.

SIGNIFICANT BORROWINGS

     In connection with its growth strategy, the Company has incurred significant indebtedness with relatively short-term repayment schedules under its primary credit facility (the "Line of Credit"). On September 13, 1996, the Company announced an expansion of its credit facility from $85 million to $175 million. First Union National Bank of North Carolina is the "agency bank," and the participating banks are Barnett Bank, N.A., Fleet Bank N.A., The Fifth Third Bank of Columbus, NationsBank, N.A., SouthTrust Bank of Alabama and SunTrust Bank, Tampa Bay. After the completion of the acquisition of Health Risk, the Company expects that its total indebtedness under the Line of Credit will be approximately $120 million, of which approxi-mately 13.3% will be due on November 30, 1998. An additional 13.3% will be due on April 30, 1999. On both November 30, 1999 and April 30, 2000, an additional 16.7% will be due. Finally, on both November 30, 2000 and April 30, 2001, an additional 20% will be due. The Company's borrowing under the Line of Credit will result in interest expense that will range from LIBOR plus 125 to 175 basis points or New York prime plus 25 to 75 basis points. For 1996 and 1997, interest expense will approximate $2.5 million and $9.0 million, respectively, based on currently prevailing interest rates and assuming the outstanding indebtedness is paid in accordance with the existing payment schedule without any prepayment or additional borrowings. Such interest payments must be made regardless of the Company's operating results. The Line of Credit is guaranteed by the Company's subsidiaries and secured by the stock of such subsidiaries, and upon completion of the Health Risk Merger will be guaranteed by and secured by all of the stock of Health Risk.

     On September 13, 1996, the Company entered into an interest rate swap agreement with NationsBank, N.A. ("NationsBank"). According to the terms of the agreement, the Company is obligated to pay NationsBank on the 17th of each month, commencing October 17, 1996 and ending September 17, 2001, monthly interest at a fixed per annum rate of 6.61% on the principal amount of the swap, which is $25 million. In exchange, NationsBank will reimburse the Company based on the prevailing one month LIBOR rate, thereby matching the floating rate index as required on the Line of Credit.

     On October 21, 1996, the Company entered into an interest rate swap agreement with First Union National Bank of North Carolina ("First Union"). According to the terms of the agreement, the Company is obligated to pay First Union on the 22nd of each month, commencing November 22, 1996 and ending October 22, 1999, monthly interest at a fixed per annum rate of 6.10% on the principal amount of the swap, which is $15 million. In exchange, First Union will reimburse the Company based on the prevailing one month LIBOR rate, thereby matching the floating rate index as required on the Line of Credit.

RISKS RELATED TO GOODWILL

     In March 1995, the Financial Accounting Standards Board issued its Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FASB 121"), which became effective for fiscal years beginning after December 15, 1995.

     FASB 121 established standards for determining when impairment losses on long-lived assets, including goodwill, have occurred and how impairment losses should be measured. The Company is required to review long-lived assets and certain intangibles, to be held and used, for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. In performing such a review for recoverability, the Company is required to compare the expected future cash flows to the carrying values of the long-lived assets and identifiable intangibles. If the sum of the expected future undiscounted cash flows is less than the carrying amount of such assets and intangibles, the assets are impaired, and the assets must be written down to their estimated fair market value.

     After performing a review for impairment of goodwill related to each of the Company's acquired businesses and applying the principles of measurement contained in FASB 121, the Company recorded a pre-tax charge against earnings of $19.2 million in the third quarter of 1996, representing approximately 11% of the Company's pre-charge goodwill. The pre-tax charge is attributable to impairment of goodwill recorded on the following acquisitions: Diversified Group Brokerage Corporation (acquired in October 1995), $7.7 million; Third Party Claims Management, Inc. (acquired in August 1995), $6.2 million; and Consolidated Group (acquired in July 1996), $5.3 million.

     Subsequent to the recording of this pre-tax charge, the remaining values of goodwill were $1.7 million, $1.6 million, and $54.8 million for the acquisitions of Diversified Group Brokerage, Third Party Claims Management, Inc., and Consolidated Group, respectively.

     The impairment of goodwill was determined based primarily on the expected future discounted cash flows attributable to the acquired companies. Such cash flows have declined since the effective dates of the acquisitions due primarily to higher than expected customer attrition experienced at the acquired companies. Recognition of this charge had no impact on cash flow.

     The Company will continue to evaluate on a regular basis whether events and circumstances have occurred that indicate the carrying amount of goodwill of $162.1 million at September 30, 1996, may warrant revision or may not be recoverable. Although the net unamortized balance of goodwill is not considered to be impaired, any such future determination requiring the write-off of a significant portion of unamortized goodwill could adversely affect the Company's results.

RELIANCE ON SMALL NUMBER OF PAYORS

     The Company derives a significant portion of its revenues from a small number of payors. On a pro forma basis giving effect to the acquisitions of Harrington and the Consolidated Group prior to the completion of the Health Risk Merger, New England Mutual Life Insurance Company ("The New England"), Celtic Life Insurance Company, Ameritas Life Insurance Corporation and MetraHealth Division of United Healthcare accounted for, in the aggregate, 54.8%, 53.0% and 59.7% of total revenues in 1995, 1994 and 1993, respectively. In 1995, on a pro forma basis, The New England, Celtic Life Insurance Company, Ameritas Life Insurance Corporation and MetraHealth Division of United Healthcare accounted for 12.5%, 9.3%, 7.0% and 26.0%, respectively, of the Company's total revenues. There can be no assurance that these or any other payors will continue their contracts with the Company for any particular period of time. Typically, the Company's insurance, PPO, HMO and managed care payors sign contracts with the Company that are cancelable without penalty by either party upon written notice, ranging from 90 days to one year, and are also cancelable upon a change of ownership of the Company. Over the past several years, a number of payors have elected to abandon or de-emphasize their involvement in the small group health insurance market. In the third quarter of 1996, Metropolitan Life Insurance Company completed its acquisition of The New England. The Company is unable to predict what effect, if any, such merger will have on the Company's relationship with The New England. The abandonment of the small group market by The New England, Celtic Life Insurance Company, Ameritas Life Insurance Corporation or MetraHealth Division of United Healthcare could have a material adverse effect on the Company. In addition, a decision by any one of these payors to administer and distribute a significant portion of its products directly to small businesses could also have a material adverse effect on the Company.

DEPENDENCE ON KEY PERSONNEL

     The success of the Company depends to a large degree upon the efforts of its executive officers, the loss of whose services could have a material adverse effect on its business and prospects. The Company does not generally enter into employment agreements with its executive officers, and such executive officers are generally not bound by any noncompetition agreement following termination of their employment.

UNCERTAINTIES RELATING TO HEALTH CARE REFORM INITIATIVES

     Since 1993, many competing proposals have been introduced in Congress and various state legislatures have called for general health care insurance market reforms to increase the access and availability of group health insurance and to require that all businesses offer health insurance coverage to their employees. For example, the Health Insurance Portability and Accountability Act of 1996 was signed into law in August 1996. This law, among other things, provides for insurance portability for individuals who lose or change jobs, limits exclusions for pre-existing conditions, and establishes a pilot program for medical savings accounts. It is uncertain what additional health care reform legislation, if any, will ultimately be implemented or whether other changes in the administration or interpretation of governmental health care programs will occur. Although recent proposals on health care reform have focused primarily on Medicare and Medicaid reform, it is not possible to predict if proposals calling for broad insurance market reform will be reintroduced in Congress or in any state legislature in the future, or if and when any such proposal may be enacted. Additionally, the adoption of a publicly-financed, single payor, national or state health plan not requiring the marketing, distribution and administrative services currently delivered by the Company would have a material adverse effect on the Company's business. It is possible that health care reform at the federal or state level, whether implemented through legislation or through action by federal or state administrative agencies, would require the Company to make significant changes to the way it conducts its business. Although it is not possible at this time to predict accurately the nature or effects of health care reform or whether it will be adopted and implemented, if at all, no assurances can be given that health care reform will not materially and adversely affect the Company's business.

GOVERNMENT REGULATION

     The Company is subject to regulation under the health care and insurance laws and other statutes and regulations of all 50 states, the District of Columbia and Puerto Rico. Many states in which the Company provides claims administration services require the Company or its employees to receive regulatory approval or licensure to conduct such business. Provider networks are also regulated in many states, and certain states require the licensure of companies, such as the Company, which provide utilization review services. The Company's operations are dependent upon its continued good standing under applicable licensing laws and regulations. Such laws and regulations are subject to amendment or interpretation by regulatory authorities in each jurisdiction. Generally, such authorities have relatively broad discretion when granting, renewing, or revoking licenses or granting approvals. These laws and regulations are intended to protect insured parties rather than stockholders, and differ in content, interpretation and enforcement practices from state to state. Moreover, with respect to many issues affecting the Company, there is a lack of guiding judicial and administrative precedent. Certain of these laws could be construed to prohibit or restrict practices which have been significant factors in the Company's operating procedure for many years. The Company could risk major erosion and even "rebate" exposure in these states if state regulators were to deem the Company's practices to be impermissible.

     The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), governs the relationships between certain health benefit plans and the fiduciaries of those plans. In general, ERISA is designed to protect the ultimate beneficiaries of the plans from wrongdoing by the fiduciaries. ERISA provides that a person is a fiduciary of a plan to the extent that such person has discretionary authority in the administration of the plan or with respect to the plan's assets. The employers who are the customers of the Company are fiduciaries of the plans that they sponsor, but there can also be other fiduciaries of a plan. ERISA imposes various express obligations on fiduciaries. These include barring a fiduciary from permitting a plan to engage in certain prohibited transactions with parties in interest or from acting under an impermissible conflict of interest with a plan. Generally, a party in interest with respect to a plan includes a fiduciary of the plan and persons that provide services to the plan. Violations of ERISA by fiduciaries can result in the rescission of any affected agreement, the imposition of substantial civil penalties on fiduciaries and parties in interest and the imposition of excise taxes under the Internal Revenue Code on parties in interest.

     Currently, the Company's Consolidated Group subsidiary is undergoing a Department of Labor (the "DOL") audit in which the DOL has raised various questions about the application of ERISA to the way that subsidiary does business. This audit is ongoing and there can be no assurance that the DOL will not take positions which could require changes to the way this subsidiary operates or result in the assertion or the imposition of administrative fines and penalties.

     The application of ERISA to the operations of the Company and its customers is an evolving area of law and is subject to ongoing regulatory and judicial interpretations of ERISA. Although the Company strives to minimize the applicability of ERISA to its business and to ensure that the Company's practices are not inconsistent with ERISA, there can be no assurance that courts or the DOL will not take positions contrary to the current or future practices of the Company. Any such contrary positions could require changes to the Company's business practices (as well as industry practices generally) or result in liabilities of the type referred to above. Similarly, there can be no assurance that future statutory changes to ERISA will not significantly affect the Company and its industry.

COMPETITION

     The Company faces competition and potential competition from traditional indemnity insurance carriers, Blue Cross/Blue Shield organizations, PPOs, HMOs, third party administrators, utilization review companies and health care informatics companies. The Company competes principally on the basis of the price and quality of its services. Many large insurers have actively sought the claims administration business of self-funded programs and have begun to offer utilization review and other managed health care services similar to the services offered by the Company. Many of the Company's competitors and potential competitors are considerably larger and have significantly greater resources than the Company. There can be no assurance that the Company will be able to compete effectively against such competitors in the future.

AUTHORIZATION OF PREFERRED STOCK; EFFECT OF DELAWARE GENERAL CORPORATION LAW

     The Company's Certificate of Incorporation authorizes the issuance of preferred stock with such designation, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. The ability of the Company to issue preferred stock and the application of Section 203 of the Delaware General Corporation Law could have the effect of discouraging, delaying or preventing a change in control of the Company. Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in a wide range of specified transactions with any interested stockholder, defined to include, among others, any person or entity who in the previous three years obtained 15% or more of any class or series of stock entitled to vote in the election of directors, unless, among other exceptions, the transaction is approved by (i) the Board of Directors prior to the date the interested stockholder obtained such status or (ii) the holders of two-thirds of the outstanding shares of each class or series not owned by the interested stockholder.

RISK OF CONTRACTING WITH GOVERNMENT AGENCIES.

     An increasing number of states, including some of the principal states in which the Company does business, are providing for the statutory creation of health care purchasing alliances. As part of its business strategy, the Company is aggressively seeking to provide administrative and related services to these state-sponsored health care purchasing alliances. The competitive bidding processes in which the Company typically is required to participate in order to obtain this business may limit the profitability of this business and lengthen the amount of time required to recover start-up expenses. There can be no assurance that the health care purchasing alliance contracts obtained by the Company will ultimately be profitable for the Company. Additionally, changes in governmental policy could make the alliances substantially less attractive to small businesses and could materially and adversely affect the Company's health care purchasing alliance revenues. Also, the health care purchasing alliance contracts currently held by the Company contain broad cancellation provisions which enable the health care purchasing alliance to cancel the administration contracts on relatively short notice without penalty.

CONTROL BY NOEL ET AL.

     As of September 30, 1996, Noel beneficially owned approximately 38% of the Company's Common Stock, and the Company's executive officers and directors beneficially owned in the aggregate approximately 20% of the Common Stock. This ownership, in all likelihood, gives Noel, together with the executive officers and directors of the Company, the ability to control the vote on all matters submitted to a vote of stockholders including the election of all directors. This may have the effect of discouraging unsolicited offers to acquire the Company.

SHARES ELIGIBLE FOR FUTURE SALE.

     Sales of substantial amounts of the Company's Common Stock in the public market under Securities Act Rule 144 ("Rule 144") or otherwise, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Stock and could impair the future ability of the Company to raise capital through an offering of its equity securities. As of September 30, 1996, the Company had approximately 14,908,847 shares of Common Stock outstanding. Of those, approximately 4,030,000 shares were freely tradable in the public market and approximately 9,370,000 shares of the Company's Common Stock will be eligible for sale in the public market, pursuant to Rule 144, in the fourth quarter of 1996. In addition, certain stockholders owning approximately 3,774,511 shares, and the holders of the 1,561,067 Shares to which this Prospectus relates, have the right to have their shares of the Company's Common Stock included in future registered public offerings of Common Stock.

     On May 21, 1996, the Board of Directors of Noel adopted a Plan of Complete Liquidation and Dissolution of Noel (the "Plan") subject to shareholder approval at a special meeting of shareholders of Noel to be held as soon as practicable. If the Plan is approved by the shareholders, Noel will be liquidated (i) by the sale of such of its assets as are not to be distributed in-kind to its shareholders, and (ii) after paying or providing for all its claims, obligations and expenses, by cash and in-kind distributions to its shareholders pro rata and, if required by the Plan or deemed necessary by Noel's Board of Directors, by distributions of its assets from time to time to one or more liquidating trusts established for the benefit of the then shareholders, or by a final distribution of its then remaining assets to a liquidating trust established for the benefit of the then shareholders. Noel holds 5,595,846 shares of the Company's Common Stock at September 30, 1996 and has announced that it currently intends to distribute most of its shares of the Company's Common Stock to its shareholders, but Noel may engage in a private or registered public sale of a sufficient number of shares to raise cash to pay the taxes payable upon distribution or sale of Noel's assets if such cash is not available from existing cash resources or defrayed by the proceeds from the sale of other assets. In addition, Noel may sell a portion of its holdings of the Company in public or private sales as market conditions permit.

LEGAL PROCEEDINGS

     In 1995, a complaint was filed against the Company claiming wrongful termination of an exclusive marketing agreement and breach of contract. The complaint asserted damages of $25,000,000. The parties to the dispute have agreed to binding arbitration. The arbitration proceedings occurred during the week of October 29, 1996, and the arbitration panel's decision is expected by early December 1996. Although the Company's management believes it has meritorious defenses against the complaint, the ultimate outcome of the matter cannot presently be determined.

     In connection with the acquisition of Harrington, the Company agreed to use its best efforts to cause a registration statement sufficient to permit the public offering and sale of the shares of the Company's Common Stock issued to the Harrington stockholders in the acquisition, through the facilities of all appropriate securities exchanges and the over-the-counter market, provided that in all events, such registration statement shall have become effective on or before October 31, 1996. On October 30, 1996, the Company received a letter from Harrington's shareholders, representative notifying the Company that it was in apparent violation of such agreement and reserving all rights under such agreement. Due to the inability of both parties to finalize the closing balance sheet for the transaction, and due to the disclosure requirements for the pending Health Risk Merger, the Company was not able to have such registration statement declared effective by October 31, 1996. While the Company believes it has meritorious defenses against any possible claim, as of the date hereof, it is not possible for the Company to evaluate what, if any, damages might result from such notice.

     The Company is involved in various claims arising in the normal course of business. In the opinion of the Company's management, although the outcomes of these claims arising in the normal course of business are uncertain, in the aggregate they are not likely to have a material adverse effect on the Company's business, financial condition and results of operations.

         COMPANY SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The following table sets forth summary historical consolidated financial information of the Company and has been derived from and should be read in conjunction with the Company's audited consolidated financial statements, unaudited interim consolidated financial statements, and other financial information, including the notes thereto, incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference." Unaudited interim data reflects, in the opinion of the Company's management, all adjustments considered necessary for a fair presentation of results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any other interim or annual period.

                                                              THE COMPANY                        PREDECESSOR COMPANY(1)
                                                    -------------------------------    ------------------------------------------
                              NINE MONTHS ENDED                PRO FORMA    THREE        NINE
                                                      YEAR       YEAR       MONTHS      MONTHS
                            ---------------------    ENDED       ENDED      ENDED        ENDED        YEAR ENDED DECEMBER 31,
                            SEPT. 30,   SEPT. 30,   DEC. 31,   DEC. 31,    DEC. 31,    SEPT. 30,   ------------------------------
                             1996(2)      1995        1995      1994(3)      1994        1994        1993       1992       1991
                            ---------   ---------   --------   ---------   --------    ---------   --------   --------   --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
Revenues................... $129,876    $ 70,889    $100,250   $107,178    $ 25,233     $81,945    $113,863   $124,165   $123,868
Net income (loss).......... $(12,395 )  $  6,551    $  9,535   $  6,467    $    231     $ 1,747    $  6,960   $ 11,559   $ 11,763
Dividends on redeemable
  preferred stock..........       --         285         285         --         285
Net income (loss)
  attributable to common
  stock.................... $(12,395 )  $  6,266    $  9,250   $  6,467    $    (54)
Pro forma net income (loss)
  per share(4)............. $  (0.83 )  $   0.49    $   0.71   $   0.69    $   0.03
Pro forma weighted average
  shares outstanding(4)....   14,968      13,407      13,414      9,339       9,339
Historical weighted average
  net income (loss) per
  share.................... $  (0.90 )  $   0.59    $   0.82        n/a         n/a
Historical weighted average
  shares outstanding.......   13,834      10,635      11,336        n/a         n/a

                                                               PRO FORMA                                    DECEMBER 31,
                            SEPT. 30,   SEPT. 30,   DEC. 31,   DEC. 31,    DEC. 31,    SEPT. 30,   ------------------------------
                              1996        1995        1995      1994(3)      1994        1994        1993       1992       1991
                            ---------   ---------   --------   ---------   --------    ---------   --------   --------   --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Total assets............... $249,878    $112,455    $112,667   $ 53,189    $ 53,189     $27,884    $ 31,851   $ 19,853   $ 21,872
Total debt.................   67,874       1,283       1,282      1,300       1,300       1,254       1,450         --         --
Redeemable preferred stock
  (Series A & B), including
  accrued dividends........       --          --          --         --      19,285          --          --         --         --
Common stockholders' equity
  (divisional equity
  (deficit))...............  101,548      77,923      80,966     20,292       1,007       2,170         634     (1,897)    (4,404)

---------------

(1) Represents the historical results of operations of Plan Services, Inc. - HealthPlan Services Division (the "Predecessor Company") of The Dun & Bradstreet Corporation ("D & B") which was purchased by the Company from D & B on September 30, 1994 (the "Acquisition"). See "The Company." The Company's historical financial statements reflect certain expenses, including expenses attributable to employee benefit programs, retirement and health plans, treasury and insurance, which were incurred by the Predecessor Company and allocated to the Company on a pro rata basis.
(2) In the third quarter of 1996, the Company took a pre-tax charge of approximately $18.0 million in restructuring, integration and contract commitment expenses. Additionally, the Company recorded a pre-tax charge of $19.2 million for the impairment of goodwill. See "Risk Factors -- Risks Related to Goodwill."
(3) Gives effect to the Acquisition and the Recapitalization as if such transactions had occurred on January 1, 1994.
(4) Gives effect to the recapitalization of all 19,000,000 shares of Preferred Stock (plus the right to receive dividends accrued thereon), which were exchanged for 1,397,857 shares of the Company's Common Stock contemporaneously with consummation of the Company's initial public offering on May 19, 1995 (the "Recapitalization"), for all periods presented.

                                  THE COMPANY

     HealthPlan Services Corporation was incorporated in August 1994 as a Delaware corporation. Unless the context otherwise requires, as used in this Prospectus the "Company" refers to HealthPlan Services Corporation and its direct and indirect wholly owned subsidiaries for periods subsequent to September 30, 1994, and to its predecessor for prior periods. The Company's principal executive offices are located at 3501 Frontage Road, Tampa, Florida 33607. The Company's telephone number is (813) 289-1000.

     The Company's principal operating subsidiary, HealthPlan Services, Inc., was founded in 1970 by James K. Murray, Jr., the Company's current President and Chief Executive Officer, Charles H. Guy, Jr., and Trevor G. Smith (the "Founders"), each of whom currently serves as a director of the Company. D&B purchased the business in 1978 and operated it as a division. Mr. Murray continued to play an active role in the business until 1987, when he left to assume roles of increasing responsibility within D&B, which included serving as president of two of its largest operating divisions. On September 30, 1994, the Founders, Noel Group, Inc., a publicly traded company based in New York, and three funds in which Trinity Ventures, Ltd., a privately held venture capital company, is the general partner, purchased the business (the "Acquisition"), which was then called Plan Services, Inc., from D&B Plan Services Corporation, a Delaware corporation.

     The Company, along with its newly acquired operating units, Consolidated Group, Inc. ("Consolidated Group") and Harrington Services Corporation ("Harrington"), is a leading provider of managed care services to over 120,000 small businesses and large, self-insured organizations. Its services include distribution, enrollment, billing and collection, claims administration, and information reports and analysis on behalf of health care payors and providers, covering over three million members in the United States. The Company's clients include managed care organizations (HMOs and PPOs), integrated health care delivery systems, insurance companies, and health care purchasing alliances. The majority of the Company's in-force business utilizes managed care products, and substantially all of the Company's new business since October 1994 utilizes managed care products.

     On July 1, 1996, the Company completed the acquisition of Consolidated Group, Inc, a health benefit administrator specializing in the small group market. On July 1, 1996, the Company completed the acquisition of Harrington Services Corporation, a large-group benefits administrator. Revenues in 1995 for the Company, Consolidated Group, and Harrington were approximately $100 million, $74 million, and $72 million, respectively. The two acquired companies are operated as separate subsidiaries of the Company and maintain separate entities and management personnel.

     The Company has over 25 years of experience in providing insurance companies, PPOs, HMOs and other managed care companies with services which enable them to access the small employer (less than fifty employees) market in an efficient, cost effective manner. These services include sales support to insurance agents and, on behalf of payors, underwriting, enrollment, and other administrative services. As a result, the Company offers an economic "outsourcing" alternative to the payor, which otherwise would be required to develop sufficient internal resources and services to reach the small business market effectively. Consolidated Group, founded in 1971, provides substantially the same set of services as the Company, and has focused on developing access to the small business market for several major HMOs, including United Healthcare, Kaiser, and U.S. Healthcare. Harrington Services Corporation was founded in 1953, and is a leading administrator of self-funded health care plans for large corporations, government sector employers, Taft-Hartley plans, and associations. In addition to providing claims administration services, Harrington also offers its clients utilization management services and information systems services, and workers' compensation and unemployment cost control programs.

     On a pro forma basis, during 1995, the Company and Consolidated Group collected over $300 million in health care premiums, and together, maintain relationships with over 100,000 insurance agents. This agent relationship provides the Company and Consolidated Group with a significant distribution conduit to the small business market in the United States. The Company and its principal operating units function solely as service providers generating fee based income; none of the Company's units assume any underwriting risk.

STRATEGY

     The Company's strategy is to grow revenue and increase earnings through new product development, broader distribution of existing managed care products, and the addition of new payors, such as PPOs, HMOs and other managed care providers. The Company will seek to build economies of scale by continuing to pursue vigorously a consolidation strategy involving the acquisition and integration of small, less efficient administrators, and by adding administrative services contracts with larger groups and contracts from state-sponsored and private health care purchasing alliances. The Company also intends to further support the development of information-based products for its payors and other customers.

PENDING AND RECENT ACQUISITIONS

     On September 12, 1996, the Company entered into a Plan and Agreement of Merger (the "Merger Agreement") with HealthPlan Services Alpha Corporation, a Delaware corporation and wholly-owned subsidiary of the Company, and Health Risk Management, Inc., a Minnesota corporation ("Health Risk"), which provides for the acquisition of Health Risk by the Company in a merger transaction (the "Health Risk Merger"). Health Risk was incorporated in 1977. Health Risk provides comprehensive, integrated total health plan management and information services from diagnosis through claim payment supported by Health Risk's QUALITYFIRST(@) clinical practice guidelines for self-funded health benefit plans, fully insured health benefit plans, workers' compensation care and disability care using electronic data interchange technology. Health Risk provides these services for self-insured employers, unions, governmental entities, insurance companies, health maintenance organizations, preferred provider organizations, hospitals, and others to manage the quality, volume, cost, and payment for health care. Health Risk's managed health care services include a 24 hours per day, 7 days per week health information line; care review management services, which apply diagnostic and utilization review; case management services for a variety of catastrophic or long-term illnesses and conditions; price control management services such as preferred provider networks, fee negotiations, and audits of hospital and physician charges; claims administration management services; and health care information management and software services. Health Risk has developed its managed health care services based upon proprietary clinical practice protocols (QUALITYFIRST(@) Healthcare Practice Guidelines), Health Risk-developed medical and cost databases, and extensive medical expertise. Health Risk employs approximately 800 people and its principal executive offices are located in Minneapolis, Minnesota.

     The Merger Agreement provides that each share of Health Risk outstanding at the effective time of the Health Risk Merger will be converted into the right to receive $9.68603 in cash and 0.360208 of a share of the Company's Common Stock, which share exchange ratio is subject to possible increase or decrease as set forth in the Merger Agreement. See "Unaudited Pro Forma Consolidated Financial Statements." On September 12, 1996, Health Risk had 4,180,476 shares of common stock outstanding, as represented by Health Risk in the Merger Agreement. The Health Risk Merger will be accounted for using the purchase method of accounting and is intended to be partially tax-free to Health Risk shareholders. Consummation of the Health Risk Merger, which is expected to close in the first quarter of 1997, is subject to approval by Health Risk's shareholders and other customary closing conditions, including receipt of regulatory approval.

     In the event that the Health Risk Merger is consummated, it is anticipated that Gary T. McIlroy, M.D., will be appointed to the Board of Directors of the Company, while remaining in his capacity of Chairman and Chief Executive Officer of Health Risk. It is expected that all of the Company's other directors and executive officers as of the date hereof will remain in their positions following the pending Health Risk Merger. No assurance can be given that the Health Risk Merger will be consummated.

     On July 1, 1996 the Company acquired all the issued and outstanding stock of Consolidated Group for approximately $62.0 million in cash, and Harrington for $32.5 million cash and 1,400,110 shares of the Company's Common Stock. Consolidated Group, headquartered in Framingham, Massachusetts, specializes in providing medical benefits administration for health care plans for over 23,000 small businesses covering approximately 215,000 members. In 1995 it had revenues of $74 million. Consolidated Group employs approximately 600 people. Harrington, headquartered in Columbus, Ohio, provides administrative services to over 700 large self-funded plans covering approximately 1,600,000 members. Its revenues in 1995 were

$72 million. Harrington employs approximately 1,500 employees, under principal offices in Columbus, Ohio, Chicago, Illinois, and El Monte, California.

     During 1995, the Company also acquired two small administrators, Third Party Claims Management, Inc. ("TPCM"), which serves over 300 mid-to-large sized organizations covering a total of 140,000 members, and Diversified Group Brokerage Corporation ("DGB"), which serves approximately 200 medium sized businesses with 45,000 members. Both TPCM and DGB have experienced declining revenue due to customer attrition, and the Company elected to consolidate the operations of TPCM and DGB during 1996, resulting in the closing of the Memphis, Tennessee office of TPCM.

     On January 8, 1996, the Company entered into an agreement with Medirisk, Inc. ("Medirisk"), a provider of health care information, to purchase $2.0 million of Medirisk preferred stock representing a 9% ownership interest recorded under the cost method of accounting and, in addition, to lend up to $10.0 million over four years in the form of debt for which the Company would receive detachable warrants to purchase Medirisk common stock at $0.01 per share. The funds will be used by Medirisk to finance its expansion through the development of additional products and the acquisition of additional health care information businesses. Medirisk, which was founded in 1983 and is headquartered in Atlanta, Georgia, is a provider of proprietary health care information products and services that track the price and utilization of medical procedures. As of September 30, 1996, the Company had purchased $2 million of preferred stock of Medirisk and loaned Medirisk $6.9 million to finance the acquisition of two health care data companies. On September 19, 1996, Medirisk filed a Registration Statement on Form S-1 (the "Medirisk S-1") to register the initial public offering of its shares to the public. In the Medirisk S-1, Medirisk has proposed to offer 3,000,000 shares of its common stock at a price range of $11.00 to $13.00 per share. Upon completion of the offering, the Company would beneficially own 618,895 common shares, or 11.0%, of Medirisk. There can be no assurance, however, that the Medirisk initial public offering will ultimately be consummated.

THE COMPANY'S PRODUCTS & SERVICES

     The Company provides distribution, enrollment, premium billing and collection, claims administration, and information and analyses outsourcing services to insurance companies, managed care organizations, integrated delivery systems, self-funded benefit plans, and health care purchasing alliances.

  Distribution and Enrollment

     The Company provides distribution services to providers of health insurance and other payors desiring to sell health care coverage to the small business market. The Company's services include telemarketing, quote preparation, voice telequoting, and customer service. In providing these services, the Company works with a broad range of insurance agents, including independent brokers as well as captive insurance agents who work exclusively for one underwriter. Based on market research, actuarial analysis of claims adjudicated and interaction with payor organizations, the Company helps design managed care products, often with specialized features (such as dental coverage, disability, eligibility requirements and deductibles), which address the specialized needs of the small business employer. The Company also designs and implements communications programs on behalf of its payors, which are aimed at educating the insurance agent about the relative merits of a particular product offering. In addition, the Company's marketing responsibilities include the development of consumer awareness programs, including advertising and media planning, on behalf of state-sponsored health care purchasing alliances. The Company also offers its customers enrollment services, including underwriting in accordance with the standards set by the risk bearer, issuance of evidence of coverage, and case renewal.

  Billing and Collection of Premiums

     The Company sends monthly bills on behalf of payors to insured parties, receives premium payments from the insureds, and makes commission payments to agents. As part of the billing process, the Company implements premium changes due to rate changes, employee hiring or termination, and other group changes.

  Claims Administration

     The Company's claims administration services include eligibility verification, copayment calculation, repricing, claims adjudication, and preparation of explanation of benefit forms. The Company also pays claims on behalf of payors by issuing checks to health care providers on payor accounts. The Company's claims administration services also include utilization review services through its Cost Watch/Medical Case Management and through Harrington's ProHealth, Inc. unit. These units are staffed by qualified nurses and other qualified medical personnel to provide precertification approval (a review mechanism for screening costs in advance of medical care); medical case management (to contain the costs of prolonged and catastrophic cases); and special claims review services.

  Information and Analysis

     The Company has broad reporting and analytic capabilities relating to all aspects of its services. The Company's information products include reports regarding agent production, enrollment, and frequency and type of claims. The Company intends to continue to enhance its information-based products. In particular, the Company plans to pursue opportunities with its strategic partner, Medirisk, to develop information-based products from the Company's database of administered claims.

THE COMPANY'S CUSTOMERS

     The Company provides services on behalf of a wide range of health care payors, including insurance companies, managed care organizations, integrated delivery systems, self-funded benefit plans, and health care purchasing alliances. Since September 1994, the Company has expanded its customer base from traditional indemnity carriers to include PPOs, HMOs, and other managed care entities, while at the same time working with its traditional indemnity carriers to develop competitive managed care products.

  Insurance Companies, Managed Care Organizations, and Integrated Delivery
Systems

     In July 1995, the Company began providing marketing and administrative services in Florida for PCA Family Health Plan, Inc., which is affiliated with Physicians Corporation of America ("PCA"), the seventh largest HMO in the United States. In the third quarter of 1995, the Company and PCA Health Plans of Alabama, Inc., which is also a PCA affiliate, agreed to expand the scope of the Company's services in Alabama, which expansion commenced in the first quarter of 1996. In October 1995, the Company and Employers Life Insurance Company of Wausau ("ELOW"), a wholly owned subsidiary of Nationwide Life Insurance Company, agreed to form a relationship to offer a broad range of health care products to small businesses in several states. The Company began marketing activities for ELOW products in the third quarter of 1996. In December 1995, the Company signed a letter of intent with the Florida Independent Physicians Association ("FIPA") to provide administrative services for FIPA, with a projected start-up date in mid-1996. A definitive agreement was signed in May 1996. FIPA is a network of independent physicians associations representing nearly 6,000 physicians in the State of Florida. In July 1996, the Company entered into an agreement with Provident American Corporation to market and administer its managed indemnity product to individuals in several states. In August 1996, the Company and Foundation Health ("Foundation"), a large national HMO, entered into an agreement whereby the Company will be Foundation's exclusive marketer and administrator in the State of Florida for its individual and small group HMO products for groups with 25 or fewer employees. To date, the Company has not generated any significant revenue from any of these relationships, and it is unclear when, if ever, significant revenue will materialize. In addition, the pricing on several of these products is still being negotiated, so it is uncertain what effect, if any, enhanced revenue from these relationships will have on the Company's future profitability.

     Typically, the Company's insurance and managed care payors sign contracts with the Company that are cancelable by either party without penalty upon advance written notice of between 90 days and one year, and are also cancelable upon a significant change of ownership of the Company. In 1995, The New England, Celtic Life Insurance Company, and Ameritas Life Insurance Corporation accounted for 31.0%, 23.0%, and 10.7%, respectively, of the Company's total revenue. The July 1996 run rate for these customers was approximately 11.6%, 9.1%, and 6.7%, respectively. This decline is due primarily to the Company's expansion through acquisition, which has diluted its concentration of revenues from these sources.

     Historically, the majority of the Consolidated Group's business was written with Travelers Insurance Company, which recently combined with the health insurance business of Metropolitan Life Insurance Company to form MetraHealth. Subsequently, MetraHealth was acquired by United HealthCare, one of the nation's leading HMO companies. This business represents approximately 85% to 90% of Consolidated Group's revenue, or approximately 22% of the Company's total consolidated revenue as of July 1996. In the third quarter of 1996, Metropolitan Life Insurance Company completed its acquisition of The New England. The Company is unable to predict what effect, if any, such merger will have on the Company's relationship with The New England. In addition, the Company cannot measure either the commitment United HealthCare will have to the small group market or the success it will experience in converting the MetraHealth block of business to United HealthCare's new products. The abandonment of the small group market by either The New England, Celtic Life Insurance Company, or Ameritas Life Insurance Corporation, and the degree to which the Company is successful with respect to the MetraHealth conversion, could have a material adverse effect on the Company. A decision by any one of these payors to administer and distribute a significant portion of its products directly to small businesses could also have a material adverse effect on the Company.

  Administrative Services Only ("ASO")

     The Company has been in the administrative services only ("ASO") business since 1987, when the Company assumed administrative responsibility for the employee health insurance plan of D&B, its former parent. The Company is also the administrator of health care programs for the State of Oklahoma Education Employees Group Insurance Board, which cover approximately 89,000 public employees in Oklahoma. The contract with Oklahoma renews annually on June 30 and will be subject to state bidding procedures in 1998. The Company administers this program from its facility in Oklahoma City, Oklahoma. As a result of the TPCM, DGB, and Harrington acquisitions, the Company added multiple operating facilities throughout the United States. Through new business sales, case acquisition, and these acquisitions, this business unit provides administrative services to nearly 900,000 employees, representing approximately 2.2 million members.

     The current market for the Company's ASO business encompasses all private entities, public entities, Taft-Hartley Plans, and associations with over 100 employees. During 1995, the Company redesigned its existing administrative process to serve the large case (greater than 1,000 employees) market more efficiently. Additionally, the Company implemented a strategy that increased its market share in the United States via acquisition. The Company also designed advanced electronic data systems as an interface with providers in order to automate the adjudication of claims information and provide for more timely reimbursement to providers.

     In September 1995, the Company was selected by Darden Restaurants, Inc. to administer its self-funded health care benefits plan, covering approximately 19,000 employees, beginning January 1, 1996. Darden Restaurants, Inc., a leader in the casual dining industry with over $3 billion in sales, owns the Red Lobster and Olive Garden restaurant chains.

  Health Care Purchasing Alliances

     During the 1990s, many small businesses were unable to obtain health care coverage at affordable prices. In response, some states have formed state-sponsored health care purchasing alliances. Several privately funded groups also have formed health care purchasing alliances, in some cases with state support. The Company has been selected to be the administrator for four state-sponsored health care purchasing alliances (in Florida, Kentucky, North Carolina and Washington), and three private alliances.

     The Company is the administrator for each of the 11 regional Florida Community Health Purchasing Alliances ("CHPAs"), health care purchasing alliances established by the State of Florida. In February 1995, the Company was selected as the statewide administrator for North Carolina's State Health Plan Purchasing Alliance program, which was launched in the fourth quarter of 1995. Insurance carriers in North Carolina have not yet shown significant support for this alliance. In April 1995, the Company was selected as the statewide administrator for Kentucky's health care purchasing alliance program, which commenced in July 1995. In the third quarter of 1995, the Company opened an office in Lexington, Kentucky to administer the Kentucky program. In December 1995, the Company was selected to develop and implement statewide marketing and selected administrative services for the "Basic Health Plan," the State of Washington's health care purchasing alliance program, beginning in the second quarter of 1996. The Kentucky plan is fully operational and profitable, with over 170,000 enrollees. The Washington contract is still in the developmental stage, and its ultimate success and acceptance by the residents of the State of Washington cannot be predicted at this time.

     The Company has incurred substantial expenses in connection with the start-up of its Florida, Kentucky, North Carolina and Washington alliance administration contracts and will incur similar start-up expenses in connection with other state health care purchasing alliance business obtained by the Company in the future. In the fourth quarter of 1994, and in the third quarter of 1996, the Company took significant write-downs to reflect the estimated loss the Company would incur over the life of the Florida CHPA contract. The Company does not anticipate recovering all of its start-up expenses incurred in connection with the alliance administration contracts during their initial terms, and there can be no assurance that the health care purchasing alliance contracts will be profitable for the Company. In addition, each of the health care purchasing alliance contracts currently held by the Company contains a broad cancellation provision that enables the alliance to cancel the contract on relatively short notice without penalty. The Company has developed marketing expertise and proprietary software to handle the enrollment, billing, disbursement, and reporting services required under the alliance contracts, including client-server technology which the Company believes may provide it with a competitive advantage in pursuing alliance contracts.

     In October 1995, Healthcare Sarasota, Inc., a coalition of employers in Sarasota, Florida, selected the Company to administer health care benefit plans for some of its member employers beginning in the first quarter of 1996. In November 1995, the Company began administering health care benefits for the South Broward Hospital District self-funded benefits plans.

     During the first half of 1996, the alliance sector, in aggregate, was still not profitable; management continues to review operating procedures to improve profitability, and has entered into discussions with several Florida CHPA Boards in order to renegotiate the existing contracts which are scheduled to expire in 1997. In the third quarter of 1996, the Company announced that it had taken a charge of $2.6 million related to the alliance sector.

INFORMATION TECHNOLOGY

     The Company's central data processing facilities are located in Tampa, Florida, Framingham, Massachusetts, Columbus, Ohio, and El Monte, California. The Company is operating in a three-tiered architectural environment. A large IBM mainframe and DEC platform supports the large volume of data and transactions processed by the Company on an annual basis. Since 1990, the Company has invested in client-server technology to support the front-end sales and marketing function. The Company utilizes personal computer workstations in a local area and wide area network to deliver information and images to the desktop. The Company also utilizes a variety of other technologies to meet specific business needs, including interactive voice response for sales and services, point of service devices for claims processing, and optical character recognition for entry of data from forms.

     The Company has completed four acquisitions during 1995 and 1996 and intends to create a common technology platform for all of its business operations. In addition, the Company expects to eliminate redundant facilities and personnel as part of its ongoing integration of acquired businesses.

COMPETITION

     The Company faces competition and potential competition from traditional indemnity insurance carriers, Blue Cross/Blue Shield organizations, PPOs, HMOs, third party administrators, utilization review companies, and health care informatics companies. The Company competes principally on the basis of the price and quality of services. Many large insurers have actively sought the claims administration business of self-funded programs and have begun to offer utilization review and other managed health care services similar to the services offered by the Company. Many of the Company's competitors and potential competitors are considerably larger and have significantly greater resources than the Company.

GOVERNMENT REGULATION

     The Company is subject to regulation under the health care and insurance laws and other statutes and regulations of all 50 states, the District of Columbia, and Puerto Rico. Many states in which the Company provides claims administration services require the Company or its employees to receive regulatory approval or licensure to conduct such business. Provider networks are also regulated in many states, and certain states require the licensure of companies, such as the Company, which provide utilization review services. The Company's operations are dependent upon its continued good standing under applicable licensing laws and regulations. Such laws and regulations are subject to amendment or interpretation by regulatory authorities in each jurisdiction. Generally, such authorities have relatively broad discretion when granting, renewing, or revoking licenses or granting approvals. These laws and regulations are intended to protect insured parties rather than shareholders, and differ in content, interpretation, and enforcement practices from state to state. Moreover, with respect to many issues affecting the Company, there is a lack of guiding judicial or administrative precedent. Certain of these laws could be construed to prohibit or restrict practices which have been significant factors in the Company's operating procedure for many years if state regulators were to deem the Company's practices to be impermissible.

     ERISA governs the relationships between certain health benefit plans and the fiduciaries of those plans. In general, ERISA is designed to protect the ultimate beneficiaries of the plans from wrongdoing by the fiduciaries. ERISA provides that a person is a fiduciary of a plan to the extent that such person has discretionary authority in the administration of the plan or with respect to the plan's assets. The employers who are the customers of the Company are fiduciaries of the plan they sponsor, but there can also be other fiduciaries of a plan. ERISA imposes various express obligations on fiduciaries. These include barring a fiduciary from permitting a plan to engage in certain prohibited transactions with parties in interest or from acting under an impermissible conflict of interest with a plan. Generally, a party in interest with respect to a plan includes a fiduciary of the plan and persons that provide services to the plan. Violations of ERISA by fiduciaries can result in the rescission of any affected agreement, the imposition of substantial civil penalties on fiduciaries and parties in interest, and the imposition of excise taxes under the Internal Revenue Code of 1986, as amended, on parties in interest.

     Currently, the Company's Consolidated Group subsidiary is undergoing a DOL audit in which the DOL has raised various questions about the application of ERISA to the way that subsidiary does business. This audit is ongoing and there can be no assurance that the DOL will not take positions which could require changes to the way this subsidiary operates or result in the assertion or the imposition of administrative fines and penalties.

     The application of ERISA to the operations of the Company and its customers is an evolving area of law and is subject to ongoing regulatory and judicial interpretations of ERISA. Although the Company strives to minimize the applicability of ERISA to its business and to ensure that the Company's practices are not inconsistent with ERISA, there can be no assurance that courts or the DOL will not in the future take positions contrary to the current or future practices of the Company. Any such contrary positions could require changes to the Company's business practices (as well as industry practices generally) or result in liabilities of the type referred to above. Similarly, there can be no assurance that future statutory changes to ERISA will not significantly affect the Company and its industry.

LEGAL PROCEEDINGS

     In 1995, a complaint was filed against the Company claiming wrongful termination of an exclusive marketing agreement and breach of contract. The complaint asserted damages of $25,000,000. The parties to the dispute have agreed to binding arbitration. The arbitration proceedings occurred during the week of

October 29, 1996 and the arbitration panel's decision is expected by early December 1996. Although the Company management believes it has meritorious defenses against the complaint, the ultimate outcome of the matter cannot presently be determined.

     In connection with the acquisition of Harrington, the Company agreed to use its best efforts to cause a registration statement sufficient to permit the public offering and sale of the shares of the Company's Common Stock issued to the Harrington stockholders in the acquisition, through the facilities of all appropriate securities exchanges and the over-the-counter market, provided that in all events, such registration statement shall become effective on or before October 31, 1996. On October 30, 1996, the Company received a letter from Harrington's shareholders representative notifying the Company that it was in apparent violation of such agreement and reserving all rights under such agreement. Due to the inability of both parties to finalize the closing balance sheet for the transaction, and due to the disclosure requirements for the pending Health Risk Merger, the Company was not able to have such registration statement declared effective by October 31, 1996. While the Company believes it has meritorious defenses against any possible claim, as of the date hereof, it is not possible for the Company to evaluate what, if any, damages might result from such notice.

     The Company is involved in various claims arising in the normal course of business. In the opinion of the Company's management, although the outcomes of these claims are uncertain, in the aggregate they are not likely to have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

     With the acquisitions of the Consolidated Group and Harrington, the Company employed approximately 3,000 fulltime equivalent employees as of September 30, 1996. The Company's labor force is not unionized with the exception of Harrington's subsidiary, American Benefit Plan Administrators, Inc., which administers Taft-Hartley plans. The Company believes its relationship with its employees is good.

TRADEMARKS

     The Company utilizes various service marks, trademarks, and trade names in connection with its products and services, most of which are the property of the Company's payors. Although the Company considers its service marks, trademarks, and trade names important in the operation of its business, the business of the Company is not dependent on any individual service mark, trademark or trade name.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro forma consolidated financial statements are based upon the consolidated financial statements of the Company and Health Risk combined and adjusted to give effect to the Health Risk Merger. Upon consummation of the Health Risk Merger, each outstanding share of Health Risk common stock will be converted into the right to receive $9.68603 per share in cash and 0.360208 of a Company Common Share. The 0.360208 share exchange ratio is subject to possible increase or decrease, depending on the market price of the Company's Common Shares during the five trading days preceding the consummation of the Health Risk Merger, as set forth in the Merger Agreement.

     The following unaudited pro forma consolidated statement of operations is based on the individual pro forma consolidated statements of income of the Company as reported in its Amendment No. 1 to Current Reports on Form 8K/A as filed with the Commission on September 13, 1996, incorporated by reference, relating to the Company's acquisitions of Harrington and of the Consolidated Group, net of the effect of an additional 52,977 shares of stock issued to Harrington shareholders, and the Company's unaudited consolidated statement of operations for the three months ended September 30, 1996, included herein, and on the individual unaudited consolidated statements of net income for Health Risk, included herein, and combines the results of operations of the Company and Health Risk as if the Health Risk Merger occurred at the beginning of each period presented. The following unaudited pro forma consolidated balance sheet is based on the individual balance sheets of the Company and Health Risk and has been prepared to reflect the Health Risk Merger as of September 30, 1996.

     These unaudited pro forma consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements, including the notes thereto, which are incorporated by reference in this Prospectus, and in conjunction with Health Risk's audited consolidated financial statements, including the notes thereto which are prepared on the basis of a June 30 year-end and are included elsewhere in this Prospectus. See "Incorporation of Certain Documents by Reference."

     The unaudited pro forma consolidated financial statements are not necessarily indicative of the results of operations or financial position of the combined company that would have occurred had the Health Risk Merger occurred at the beginning of each period presented or on the date indicated, nor are they necessarily indicative of future operating results or financial position.

     The unaudited pro forma adjustments are based upon information set forth in this Prospectus, and certain assumptions included in the notes to the unaudited pro forma consolidated financial statements. In addition, as of the date of this Prospectus, the Company believes that the unaudited pro forma consolidated financial statements reflect the impact on the operations and liquidity of the Company of all material events or changes expected to result from the Merger.

     The Health Risk Merger will be accounted for by the purchase method of accounting. Accordingly, the Company's cost to acquire Health Risk (the "Purchase Consideration"), calculated to be $79.5 million assuming a cash payment of $45.7 million and the issuance of 1.5 million Company common shares at an estimated $22.50 per share, will be allocated to the assets acquired and liabilities assumed according to their respective fair values, with the excess Purchase Consideration being allocated to goodwill. The Purchase Consideration is subject to change depending on the market price of Company common shares during the five trading days preceding the consummation of the Health Risk Merger, as set forth in the Merger Agreement. Such a change would result in a corresponding change to goodwill and related amortization expense. The final allocation of the Purchase Consideration is dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make such an allocation in the accompanying unaudited pro forma consolidated financial statements. Accordingly, the purchase allocation adjustments made in connection with the development of the unaudited pro forma consolidated financial statements are preliminary and have been made solely for the purpose of developing such unaudited pro forma consolidated financial statements.

                        HEALTHPLAN SERVICES CORPORATION
                      PRO FORMA CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1996
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                           HEALTHPLAN SERVICES      HEALTH RISK
                                               CORPORATION        MANAGEMENT, INC.     PRO FORMA        PRO FORMA
                                                 ACTUAL                ACTUAL         ADJUSTMENTS      CONSOLIDATED
                                           -------------------    ----------------    -----------      ------------
ASSETS
Current assets:
                                                                                       $  45,660 (A)
  Cash and cash equivalents...............      $  10,473             $  2,518           (45,660)(B)     $ 12,991
  Restricted cash.........................          9,986                   --                --            9,986
  Accounts receivable.....................         18,274                9,553                --           27,827
  Prepaid commissions.....................            272                   89                --              361
  Prepaid expenses and other current
    assets................................          4,676                1,575                --            6,251
  Deferred taxes..........................            175                  235                --              410
                                                 --------              -------          --------         --------
         Total current assets.............         43,856               13,970                --           57,826
  Property and equipment, net.............         16,087                8,693                --           24,780
  Computer software costs, net............          4,900               17,689                --           22,589
  Note receivable.........................          6,900                   --                --            6,900
                                                                                          79,541 (B)
  Investment in unconsolidated
    subsidiary............................          2,758                   --           (79,541)(D)        2,758
  Other assets............................             --                1,522                --            1,522
  Intangible assets, net..................          2,085                  992                --            3,077
  Deferred taxes..........................         11,212                   --                --           11,212
                                                                                           5,000 (C)
  Goodwill, net...........................        162,080                  753            50,352 (D)      218,185
                                                 --------              -------          --------         --------
         Total assets.....................      $ 249,878             $ 43,619         $  55,352         $348,849
                                                 ========              =======          ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................      $   5,984             $  1,356         $      --         $  7,340
  Premiums payable to carriers............         29,260                   --                --           29,260
  Commissions payable.....................          4,721                   --                --            4,721
  Deferred revenue........................          2,012                3,107                --            5,119
  Accrued liabilities.....................         34,698                1,996             5,000 (C)       41,694
  Income taxes payable....................          2,443                   --                --            2,443
  Current portion of long-term debt.......          2,496                2,039                --            4,535
                                                 --------              -------          --------         --------
         Total current liabilities........         81,614                8,498             5,000           95,112
Notes payable.............................         65,378                3,362            45,660 (A)      114,400
Deferred taxes............................             --                2,570                --            2,570
Other long-term liabilities...............          1,338                   --                --            1,338
                                                 --------              -------          --------         --------
         Total liabilities................        148,330               14,430            50,660          213,420
                                                 --------              -------          --------         --------
Common stockholders' equity:
                                                                                              15 (B)
  Common stock............................            149                   42               (42)(D)          164
                                                                                          33,866 (B)
  Additional paid-in capital..............        104,598               27,896           (27,896)(D)      138,464
  Retained earnings (deficit).............         (3,199)               1,251            (1,251)(D)       (3,199)
                                                 --------              -------          --------         --------
         Total stockholders' equity.......        101,598               29,189             4,692          135,429
                                                 --------              -------          --------         --------
         Total liabilities and
           stockholders' equity...........      $ 249,878             $ 43,619         $  55,352         $348,849
                                                 ========              =======          ========         ========

          See notes to unaudited pro forma consolidated balance sheet.

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(A) To record a draw on the Company's line of credit to fund the Health Risk acquisition.

(B) To record the cash paid for the stock of Health Risk of $45.7 million and the Company common shares issued to Health Risk's shareholders valued at approximately $33.9 million.

(C) To record estimated costs, including finders fee, legal and accounting services, and other expenses related to the acquisition, relating to the Company's acquisition of Health Risk.

(D)  To eliminate the Company's investment in Health Risk.

                        HEALTHPLAN SERVICES CORPORATION
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 1996
                                  (UNAUDITED)
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                          HEALTH RISK
                            HEALTHPLAN SERVICES   HEALTHPLAN SERVICES   MANAGEMENT, INC.
                                CORPORATION           CORPORATION            ACTUAL
                                 PRO FORMA              ACTUAL            NINE MONTHS
                             SIX MONTHS ENDED     THREE MONTHS ENDED    ENDED SEPTEMBER     PRO FORMA        PRO FORMA
                               JUNE 30, 1996      SEPTEMBER 30, 1996        30, 1996       ADJUSTMENTS      CONSOLIDATED
                            -------------------   -------------------   ----------------   -----------      ------------
Operating revenues.........      $ 137,579             $  66,555            $ 41,842        $      --         $245,976
Interest income............            991                   451                 138               --            1,580
                                  --------              --------             -------         --------         --------
         Total revenues....        138,570                67,006              41,980               --          247,556
                                  --------              --------             -------         --------         --------
Expenses:
  Agents commissions.......         31,593                15,025                  --              178 (C)       46,796
  Cost of services.........             --                    --              24,679          (24,679)(C)           --
  Personnel expenses.......         56,023                27,177                  --           23,531 (C)      106,731
  General and
    administrative.........         28,997                13,379                  --           10,239 (C)       52,615
  Selling and marketing....             --                    --               5,541           (5,541)(C)           --
  Administration...........             --                    --               3,728           (3,728)(C)           --
  Pre-operating and
    contract start-up
    costs..................            586                   109                  --               --              695
  Contract commitment
    expense................             --                 3,935                  --               --            3,935
  Restructure and
    integration charge.....             --                14,065                  --               --           14,065
  Loss on impairment of
    goodwill...............             --                19,232                  --               --           19,232
  Depreciation and
    amortization...........          7,058                 3,546               5,409            1,452 (A)       17,465
                                  --------              --------             -------         --------         --------
         Total expenses....        124,257                96,468              39,357            1,452          261,534
                                  --------              --------             -------         --------         --------
Income (loss) before
  interest expense and
  income taxes (benefits)..         14,313               (29,462)              2,623           (1,452)         (13,978)
Interest expense...........          2,230                 1,277                 505            2,346 (B)        6,358
                                  --------              --------             -------         --------         --------
Income (loss) before income
  taxes (benefits).........         12,083               (30,739)              2,118           (3,798)         (20,336)
Provision for income taxes
  (benefits)...............          4,894               (11,570)                825           (3,461)(D)       (9,312)
                                  --------              --------             -------         --------         --------
         Net income
           (loss)..........      $   7,189             $ (19,169)(E)        $  1,293        $    (337)        $(11,024)(E)
                                  ========              ========             =======         ========         ========
Net income (loss) per
  share....................      $    0.48             $   (1.28)(E)                                          $  (0.67)(E)
                                  ========              ========                                              ========
Weighted average shares....         14,961                14,966                                                16,468
                                  ========              ========                                              ========

     See notes to unaudited pro forma consolidated statement of operations.

                        HEALTHPLAN SERVICES CORPORATION
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1995
                                  (UNAUDITED)
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                    HEALTH RISK
                                                                  MANAGEMENT, INC.
                                                                       ACTUAL
                                                                   TWELVE MONTHS
                                           HEALTHPLAN SERVICES         ENDED
                                               CORPORATION          DECEMBER 31,       PRO FORMA        PRO FORMA
                                                PRO FORMA               1995          ADJUSTMENTS      CONSOLIDATED
                                           -------------------    ----------------    -----------      ------------
Operating revenues........................      $ 243,970             $ 52,848         $      --         $296,818
Interest income...........................          1,197                  129                --            1,326
                                                 --------              -------          --------         --------
         Total revenues...................        245,167               52,977                --          298,144
                                                 --------              -------          --------         --------
Expenses:
  Agents commissions......................         62,780                   --               222 (C)       63,002
  Cost of services........................             --               31,110           (31,110)(C)           --
  Personnel expenses......................         88,022                   --            29,545 (C)      117,567
  General and administrative..............         57,198                   --            12,784 (C)       69,982
  Selling and marketing...................             --                6,188            (6,188)(C)           --
  Administration..........................             --                5,253            (5,253)(C)           --
  Pre-operating and contract start-up
    costs.................................          1,664                   --                --            1,664
  Depreciation and amortization...........         12,619                6,501             2,092 (A)       21,212
                                                 --------              -------          --------         --------
         Total expenses...................        222,283               49,052             2,092          273,427
                                                 --------              -------          --------         --------
Income before interest expense and income
  taxes...................................         22,884                3,925            (2,092)          24,717
Interest expense..........................          4,313                  722             3,128 (B)        8,163
                                                 --------              -------          --------         --------
Income before income taxes................         18,571                3,203            (5,220)          16,554
Provision for income taxes................          7,521                1,195            (1,136)(D)        7,580
                                                 --------              -------          --------         --------
         Income from continuing
           operations.....................         11,050                2,008            (4,084)           8,974
Loss on discontinued business segment net
  of tax benefit..........................          3,170                   --                --            3,170
                                                 --------              -------          --------         --------
         Net income.......................      $   7,880             $  2,008         $  (4,084)        $  5,804
                                                 ========              =======          ========         ========
Net income per share......................      $    0.53                                                $   0.35
                                                 ========                                                ========
Weighted average shares...................         14,956                                                  16,468
                                                 ========                                                ========

     See notes to unaudited pro forma consolidated statement of operations.

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

(A) To eliminate historical amortization and to record pro forma amortization of estimated goodwill of $55.4 million over a 25 year period.

(B) To record estimated interest expense related to net borrowing on the purchase of Health Risk at the Company's borrowing rate under its Line of Credit ranging from LIBOR plus 125 to 175 basis points or New York prime plus 25 to 75 basis points.

(C)  To reclassify Health Risk accounts to conform with those of the Company.

(D)  To provide for combined income taxes at an estimated rate of 45.79%.

(E) In the third quarter of 1996, the Company took a pre-tax charge of approximately $18.0 million in restructuring, integration and contract commitment expenses. Additionally, the Company recorded a pre-tax charge of $19.2 million for the impairment of goodwill. See "Risk Factors -- Risks Related to Goodwill."

            SELLING STOCKHOLDERS--SHARES COVERED BY THIS PROSPECTUS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of October 30, 1996, and as adjusted to reflect the sale of the Shares offered by this Prospectus, with respect to the stockholders of the Company (the "Selling Stockholders") for whose account the Shares are being offered from time to time pursuant to this Prospectus. James F. Carlin and Holyoke L. Whitney are members of the Company's Board of Directors. Robert R. Parker is President and Chairman of the Board of the Company's Harrington subsidiary. Timothy T. Clifford is President and Chairman of the Board of the Company's Consolidated Group subsidiary. Charles W. Berry and Arthur T. Shultz are members of the Board of Directors of the Company's Consolidated Group subsidiary. All other Selling Shareholders are neither officers nor directors of the Company or any of its operating subsidiaries.

                                                       SHARES                            SHARES
                                                    BENEFICIALLY                      BENEFICIALLY
                                                     OWNED PRIOR                       OWNED AFTER
                                                   TO OFFERING(1)       SHARES       OFFERING(1)(2)
                                                  -----------------      BEING      -----------------
                                                  NUMBER    PERCENT     OFFERED     NUMBER    PERCENT
                                                  -------   -------     -------     -------   -------
APA Excelsior II................................  499,736      3.3%     499,736          --      --
Apax Capital Risque.............................   33,072       *        33,072          --      --
Apax Capital Risque IIA.........................   44,979       *        44,979          --      --
Apax Capital Risque IIC.........................   19,512       *        19,512          --      --
APA Excelsior Venture Capital Holdings
  (Jersey) Ltd..................................  125,346       *       125,346          --      --
Apax Venture Capital Fund Ltd...................   24,473       *        24,473          --      --
Apax Ventures II Ltd............................   73,422       *        73,422          --      --
Robert R. Parker................................  269,297      1.8%     269,297          --      --
Warren G. Blue..................................   52,089       *        52,089          --      --
Martin Rapaport.................................   22,762       *        22,762          --      --
Martin B. Rapaport, Trustee under Trust Agmt,
  Dtd. 11/23/94.................................    2,041       *         2,041          --      --
Hannah Rapaport Salia...........................   20,721       *        20,721          --      --
Hannah Salia, Trustee for Rachel Fatima Salia...    2,041       *         2,041          --      --
Hannah Salia, Trustee for Mariama Sara Salia....    2,041       *         2,041          --      --
Robert J. Covert................................   53,082       *        53,082          --      --
Robert A. or Charlene M. Arthur.................    3,307       *         3,307          --      --
Michael S. Blue.................................    1,653       *         1,653          --      --
Steven J. Covert................................    1,984       *         1,984          --      --
Jeffrey W. Covert...............................      330       *           330          --      --
Greystone Financial Group, Inc..................    2,426       *         2,426          --      --
Clay R. Caroland, III...........................    2,731       *         2,731          --      --
Thomas Greene, Trustee..........................      222       *           222          --      --
Jessie B. Greene................................       34       *            34          --      --
Tom E. Greene, III..............................   24,060       *        24,060          --      --
Pitt & Co.......................................   12,156       *        12,156          --      --
Mellon Bank, N.A., as Trustee for the Bell
  Atlantic Master Pension Trust.................    4,583       *         4,583          --      --
Hank & Co.......................................   24,511       *        24,511          --      --
General Motors Corporation Salaried Retirement
  Plan By Bankers Trust As Trustee..............       12       *            12          --      --
General Motors Corporation Hourly Pension Plan
  By Bankers Trust As Trustee...................       15       *            15          --      --
Mellon Bank, N.A., as Custodian for the
  Commingled Employee Benefit Trust Small Cap
  Fund..........................................      123       *           123          --      --
Mellon Bank, N.A., as Custodian for the
  Commingled Employee Benefit Trust Emerging
  Health Fund...................................   37,834       *        37,834          --      --
Fairfield Investors II, L.P.....................    9,604       *         9,604          --      --
Private Equity Investment Fund, L.P.............   13,927       *        13,927          --      --
William T. Brake................................      826       *           826          --      --
Steven J. Weber.................................      826       *           826          --      --

                                                       SHARES                            SHARES
                                                    BENEFICIALLY                      BENEFICIALLY
                                                     OWNED PRIOR                       OWNED AFTER
                                                   TO OFFERING(1)       SHARES       OFFERING(1)(2)
                                                  -----------------      BEING      -----------------
                                                  NUMBER    PERCENT     OFFERED     NUMBER    PERCENT
                                                  -------   -------     -------     -------   -------
William R. Ash, Jr..............................    2,479       *         2,479          --      --
Alan P. Fazer...................................    2,397       *         2,397          --      --
Thomas J. O'Neill...............................      826       *           826          --      --
Diana F. Butts..................................      412       *           412          --      --
Kenneth L. Di Bella.............................      826       *           826          --      --
Phillip R. Parker...............................    1,653       *         1,653          --      --
Christopher E. Parker...........................    1,653       *         1,653          --      --
Jamie Parker Shepherd...........................    1,653       *         1,653          --      --
Garry L. Koch...................................    2,397       *         2,397          --      --
James F. Carlin.................................   13,270(3)    *        10,870       2,400(3)    *
Holyoke L. Whitney..............................  122,400(3)    *       120,000       2,400(3)    *
John C. Naramore................................    1,000       *         1,000          --      --
David H. Knight.................................    1,000       *         1,000          --      --
Michael V. Clark................................    1,000       *         1,000          --      --
Timothy T. Clifford.............................   13,043       *        13,043          --      --
Charles W. Berry................................    4,348       *         4,348          --      --
Arthur T. Schultz...............................    4,348       *         4,348          --      --
Donald R. Fitch.................................    4,348       *         4,348          --      --
Carolyn D. Shea.................................    1,000       *         1,000          --      --

---------------

 *   Less than 1.0%.

(1) The percentages shown include the shares of Common Stock actually owned as of October 30, 1996, and the shares of Common Stock that the Selling Stockholder had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of Common Stock that the Selling Stockholder had the right to acquire within 60 days of October 30, 1996, upon the exercise of options are deemed to be outstanding for the purpose of computing the percentage of the shares of Common Stock owned by such Selling Stockholder, but are not deemed outstanding for the purpose of computing the percentage of the shares of Common Stock owned by any other person.
(2) Assumes the sale of all of the Shares of the Selling Stockholder offered hereby.
(3) Includes 2,400 shares issuable upon exercise of options that are currently exercisable.

     The Company has agreed to indemnify each of the Selling Stockholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended, in connection with the sale of their Shares offered by this Prospectus.

     The Company will pay the expenses incurred in connection with the preparation and filing of this Prospectus and the related Registration Statement.

                                USE OF PROCEEDS

     The proceeds from the sale of the Shares to which this Prospectus relates will be received by the Selling Stockholders and no portion thereof will inure to the benefit of the Company.

                              PLAN OF DISTRIBUTION

     The Shares may be sold by the Selling Stockholders in one or more transactions on the New York Stock Exchange.

     Such transactions may be effected by the Selling Stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The Selling Stockholders may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers will receive compensation in the form of discounts or commissions from the Selling Stockholders and may receive commissions from the purchaser of Shares for whom they may act as agent. A broker or dealer selling Shares for the Selling Stockholders or purchasing such Shares from the Selling Stockholders for purposes of resale may be deemed to be an underwriter under the Securities Act, and any compensation received by any such broker or dealer may be deemed underwriting compensation. Neither the Company nor the Selling Stockholders can presently estimate the amount of such compensation which is to be paid by the Selling Stockholders; however, the Company has been advised that such discounts or commissions from the Selling Stockholder will not exceed those customary in the types of transaction involved. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     Each of the Selling Stockholders has indicated to the Company that it intends to sell its Shares on a delayed or continuous basis as it may determine. The Company will file during any period in which offers or sales of Shares are being made by the Selling Stockholders one or more post-effective amendments to the Registration Statement of which this Prospectus is a part to describe any material information with respect to the plan of distribution not previously disclosed in this Prospectus or any material change to such information in this Prospectus.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1995 and 1994, and for the year ended December 31, 1995, and for the period from inception (October 1, 1994 through December 31, 1994), incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements of the Company as of September 30, 1994, and for the nine-month period ended September 30, 1994 and the year ended December 31, 1993 incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, have been so incorporated in reliance on the report of Coopers & Lybrand L.L.P., independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Health Risk Management, Inc., as of June 30, 1996 and 1995, and for each of the three years in the period ended June 30, 1996, included in this Prospectus have been so included in reliance on the report of Ernst & Young LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Consolidated Group, Inc. and Affiliates, as of December 31, 1995 and 1994, and for each of the three years ended December 31, 1995, and the financial statements of Consolidated Health Coalition, Inc., as of December 31, 1995 and 1994 (year of inception) and for each of the two years ended December 31, 1995, incorporated in this Prospectus by reference have been so incorporated in reliance on the report of Bonanno, Savino & Davies, P.C., independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Harrington Services Corporation as of December 31, 1995 and 1994, and for each of the three years ended December 31, 1995, incorporated in this Prospectus by reference have been so incorporated in reliance on the report of Richard A. Eisner & Co., LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

     The validity of the Shares being offered hereby will be passed upon by Fowler, White, Gillen, Boggs, Villareal and Banker, P.A., of Tampa, Florida.

         INDEX TO FINANCIAL STATEMENTS OF HEALTH RISK MANAGEMENT, INC.

                                                                                       PAGE
                                                                                       ----
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 1996 (UNAUDITED)
  Consolidated Balance Sheets as of September 30, 1996 and June 30, 1996.............   F-2
  Consolidated Statements of Net Income for the three months ended September 30, 1996
     and 1995........................................................................   F-3
  Consolidated Statements of Cash Flows for the three months ended September 30, 1996
     and 1995........................................................................   F-4
  Notes to Consolidated Financial Statements.........................................   F-5
FINANCIAL STATEMENTS AS OF JUNE 30, 1996
  Report of Independent Auditors.....................................................   F-7
  Consolidated Balance Sheets as of June 30, 1996 and 1995...........................   F-8
  Consolidated Statements of Net Income for the years ended June 30, 1996, 1995 and
     1994............................................................................   F-9
  Consolidated Statements of Changes in Shareholders' Equity for the years ended June
     30, 1996, 1995 and 1994.........................................................  F-10
  Consolidated Statements of Cash Flows for the years ended June 30, 1996, 1995 and
     1994............................................................................  F-11
  Notes to Consolidated Financial Statements.........................................  F-12

PART I.  FINANCIAL INFORMATION

                          HEALTH RISK MANAGEMENT, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                         SEPTEMBER 30,   JUNE 30,
                                                                             1996           1996
                                                                         -------------   --------
                                                                          (UNAUDITED)
                                             ASSETS
Current assets:
  Cash and cash equivalents............................................     $ 2,518      $  3,347
  Accounts receivable -- net of allowance for doubtful accounts of $210
     and $200 at September 30, 1996 and June 30, 1996, respectively....       4,105         5,134
  Unbilled receivables.................................................       5,448         4,642
  Deferred income taxes................................................         235           235
  Other................................................................       1,664         1,394
                                                                            -------      --------
          Total current assets.........................................      13,970        14,752
Computer software costs, net of amortization of $10,747 and $9,816 at
  September 30, 1996, and June 30, 1996, respectively..................      17,689        17,132
Property and equipment less accumulated depreciation of $9,126 and
  $9,272 at September 30, 1996, and June 30, 1996, respectively........       8,693         9,788
Contract rights, net of amortization of $786 and $748 at September 30,
  1996 and June 30, 1996, respectively.................................         992         1,030
Other assets...........................................................       2,275         2,120
                                                                            -------      --------
                                                                            $43,619      $ 44,822
                                                                            =======      ========
                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................................................     $ 1,356      $  1,863
  Accrued expenses.....................................................       1,996         2,638
  Unearned revenues....................................................       3,107         2,578
  Current maturities of notes payable..................................       1,069         1,076
  Current portion of capitalized equipment leases......................         970         1,351
                                                                            -------      --------
          Total current liabilities....................................       8,498         9,506
Deferred income taxes..................................................       2,570         2,292
Long-term portion of notes payable.....................................       1,892         2,152
Long-term portion of capitalized equipment leases......................       1,470         2,398
Commitments
Shareholders' equity:
  Undesignated shares, $.01 par value, 9,750,000 authorized, none issued
  Common shares, $.01 par value, 20,000,000 shares authorized,
     4,218,476 and 4,180,476 shares issued and outstanding at September
     30, 1996 and June 30, 1996, respectively..........................          42            42
  Additional paid-in capital...........................................      27,896        27,619
  Retained earnings....................................................       1,251           813
                                                                            -------      --------
          Total shareholders' equity...................................      29,189        28,474
                                                                            -------      --------
                                                                            $43,619      $ 44,822
                                                                            =======      ========

                          HEALTH RISK MANAGEMENT, INC.

                     CONSOLIDATED STATEMENTS OF NET INCOME
                                  (UNAUDITED)

                                                                           THREE MONTHS ENDED
                                                                              SEPTEMBER 30,
                                                                          ---------------------
                                                                            1996        1995
                                                                          ---------   ---------
                                                                          (IN THOUSANDS, EXCEPT
                                                                           SHARE AND PER SHARE
                                                                                  DATA)
Revenues................................................................  $  14,395   $  13,371
                                                                          ---------   ---------
Operating expenses:
  Cost of services......................................................      8,648       7,880
  Depreciation and amortization, principally cost of services...........      1,726       1,579
  Selling and marketing.................................................      1,908       1,558
  Administration........................................................      1,291       1,358
                                                                          ---------   ---------
          Total operating expenses......................................     13,573      12,375
                                                                          ---------   ---------
Operating income........................................................        822         996
Other income (expense):
  Interest income.......................................................         44          44
  Interest expense......................................................       (146)       (186)
                                                                          ---------   ---------
          Total other income (expense)..................................       (102)       (142)
                                                                          ---------   ---------
Income before income taxes..............................................        720         854
Provision for income taxes:
  Current...............................................................          4           3
  Deferred..............................................................        278         322
                                                                          ---------   ---------
          Total income taxes............................................        282         325
                                                                          ---------   ---------
Net income..............................................................  $     438   $     529
                                                                          =========   =========
Net income per common and common equivalent share.......................  $     .10   $     .13
                                                                          =========   =========
Weighted average common and common equivalent shares....................  4,356,000   4,140,000
                                                                          =========   =========

                          HEALTH RISK MANAGEMENT, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                               THREE MONTHS
                                                                                   ENDED
                                                                               SEPTEMBER 30,
                                                                             -----------------
                                                                              1996      1995
                                                                             -------   -------
                                                                              (IN THOUSANDS)
Cash flows from operating activities:
  Net income...............................................................  $   438   $   529
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation..........................................................      636       634
     Amortization..........................................................    1,090       945
     Provision for deferred income tax.....................................      278       322
     Changes in operating assets and liabilities:
       Accounts receivable.................................................    1,063    (1,596)
       Unbilled receivables................................................     (806)      392
       Other assets........................................................     (339)     (497)
       Accounts payable....................................................     (498)     (449)
       Accrued expenses....................................................     (640)     (736)
       Unearned revenues...................................................      529       491
                                                                             -------   -------
Net cash provided by operating activities..................................    1,751        35
Cash flows from investing activities:
  Acquisition of assets, net of cash acquired..............................     (139)       --
  Property and equipment...................................................     (615)     (726)
  Capitalized software.....................................................   (1,488)   (1,175)
                                                                             -------   -------
Net cash used in investing activities......................................   (2,242)   (1,901)
Cash flows from financing activities:
  Principal payments on notes payable......................................     (342)     (186)
  Principal payments on capital leases.....................................     (273)     (274)
  Issuance of common shares................................................      277        --
                                                                             -------   -------
Net cash used in financing activities......................................     (338)     (460)
                                                                             -------   -------
Decrease in cash...........................................................     (829)   (2,326)
Cash and cash equivalents at beginning of period...........................    3,347     3,348
                                                                             -------   -------
Cash and cash equivalents at end of period.................................  $ 2,518   $ 1,022
                                                                             =======   =======
Supplemental disclosures:
  Interest paid............................................................  $   146   $   186
  Income taxes paid........................................................        7         7
  Equipment acquired under capital lease...................................        0       230

                          HEALTH RISK MANAGEMENT, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The unaudited consolidated financial statements herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. The accompanying interim financial statements have been prepared under the presumption that users of the interim financial information have either read or have access to the audited financial statements for the latest fiscal year ended June 30, 1996. Accordingly, footnote disclosures which would substantially duplicate the disclosures contained in the June 30, 1996 audited financial statements have been omitted from these interim financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These interim financial statements should be read in conjunction with the annual financial statements and the notes thereto.

     Certain items in the September 30, 1995 financial statements have been reclassified to conform to the September 30, 1996 presentation.

2. Computer software and database development costs

     Computer software and database development costs consist of the following:



                                                                     SEPTEMBER 30,   JUNE 30,
                                                                         1996          1996
                                                                     -------------   --------
                                                                      (UNAUDITED)
                                                                          (IN THOUSANDS)
    Computer Software (AutoPILOT(TM))
      Cost.........................................................     $10,924      $ 10,347
      Less accumulated amortization................................       4,698         4,307
                                                                        -------      --------
              Net book value.......................................       6,226         6,040
    Claim Administration Software
      Cost.........................................................       6,936         6,705
      Less accumulated amortization................................       2,353         2,178
                                                                        -------      --------
              Net book value.......................................       4,583         4,527
    Guidelines, Protocols and Medical Analysis Software
      Cost.........................................................      10,576         9,896
      Less accumulated amortization................................       3,696         3,331
                                                                        -------      --------
              Net book value.......................................       6,880         6,565
                                                                        -------      --------
    Computer Software and Database Development Costs...............     $17,689      $ 17,132
                                                                        =======      ========

     Amortization of these costs was as follows for the three month period ended September 30, 1996 and the year ended June 30, 1996:


                                                                                        YEAR
                                                                                        ENDED
                                                                  THREE MONTHS ENDED   JUNE 30,
                                                                  SEPTEMBER 30, 1996     1996
                                                                  ------------------   --------
                                                                     (UNAUDITED)
                                                                         (IN THOUSANDS)
    Computer Software (AutoPILOT)...............................         $391           $1,485
    Claim Administration Software...............................          175              645
    Guidelines, Protocols and Medical Analysis Software.........          365            1,279
                                                                      -------          -------
    Amortization Expense........................................         $931           $3,409
                                                                      =======          =======

                          HEALTH RISK MANAGEMENT, INC.

3. MERGER ANNOUNCEMENT

     On September 12, 1996, HRM signed a merger agreement with HealthPlan Services Corporation (HPS) whereby HPS would acquire HRM for consideration consisting of cash and shares of HPS stock. Under terms of the merger agreement, each share of HRM stock will be exchanged for $9.68603 in cash plus 0.360208 of a share of HPS stock. The 0.360208 share exchange ratio is subject to possible increase or decrease depending on the market price of HPS stock during the five trading days preceding consummation of the merger. The merger is subject to regulatory approval, as well as HRM shareholder approval, and is expected to close in early 1997.

                                  [LETTERHEAD]

                         Report of Independent Auditors

Board of Directors and Shareholders
  of Health Risk Management, Inc.

     We have audited the accompanying consolidated balance sheets of Health Risk Management, Inc. as of June 30, 1996 and 1995, and the related consolidated statements of net income, changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Health Risk Management, Inc. at June 30, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

                                               /s/  ERNST & YOUNG LLP

                                          --------------------------------------

August 16, 1996

                          HEALTH RISK MANAGEMENT, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                 JUNE 30,
                                                                             -----------------
                                                                              1996      1995
                                                                             -------   -------
                                                                              (IN THOUSANDS,
                                                                               EXCEPT SHARE
                                                                                   DATA)
                                            ASSETS
Current assets:
  Cash and cash equivalents................................................  $ 3,347   $ 3,348
  Accounts receivable-net of allowance for doubtful accounts of $200 ($300
     in 1995)..............................................................    5,134     2,760
  Unbilled receivables.....................................................    4,642     4,945
  Deferred income taxes....................................................      235       220
  Other....................................................................    1,394     1,028
                                                                             -------   -------
          Total current assets.............................................   14,752    12,301
Computer software costs, net of amortization of $9,816 ($7,502 in 1995)....   17,132    14,762
Property and equipment less accumulated depreciation of $9,272 ($6,680 in
  1995)....................................................................    9,788     9,760
Contract rights, net of amortization of $748 ($604 in 1995)................    1,030     1,093
Other assets...............................................................    2,120     2,046
                                                                             -------   -------
                                                                             $44,822   $39,962
                                                                             =======   =======
                             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.........................................................  $ 1,863   $ 1,697
  Accrued expenses.........................................................    2,638     2,599
  Unearned revenues........................................................    2,578     2,296
  Current maturities of notes payable......................................    1,076       753
  Current portion of capitalized equipment leases..........................    1,351     1,193
                                                                             -------   -------
          Total current liabilities........................................    9,506     8,538
Deferred income taxes......................................................    2,292     1,168
Long-term portion of notes payable.........................................    2,152     1,879
Long-term portion of capitalized equipment leases..........................    2,398     3,276
Commitments:
  Shareholders' equity:
     Undesignated shares, $.01 par value, 9,750,000 authorized, none issued
     Common shares, $.01 par value; 20,000,000 shares authorized, 4,180,476
      issued and outstanding (4,029,699 in 1995)...........................       42        40
     Additional paid-in capital............................................   27,619    26,244
     Retained earnings (deficit)...........................................      813    (1,183)
                                                                             -------   -------
          Total shareholders' equity.......................................   28,474    25,101
                                                                             -------   -------
                                                                             $44,822   $39,962
                                                                             =======   =======

                            See accompanying notes.

                          HEALTH RISK MANAGEMENT, INC.

                     CONSOLIDATED STATEMENTS OF NET INCOME

                                                                     YEAR ENDED JUNE 30,
                                                             ------------------------------------
                                                                1996         1995         1994
                                                             ----------   ----------   ----------
                                                                 (IN THOUSANDS, EXCEPT SHARE
                                                                     AND PER SHARE DATA)
Revenues...................................................  $   54,507   $   49,302   $   45,824
Operating expenses:
  Cost of services.........................................      31,762       30,290       26,784
  Depreciation and amortization, principally cost of
     services..............................................       6,947        6,127        5,227
  Selling and marketing....................................       6,767        6,064        6,485
  Administration...........................................       5,232        4,811        4,792
                                                             ----------   ----------   ----------
          Total operating expenses.........................      50,708       47,292       43,288
                                                             ----------   ----------   ----------
Operating income...........................................       3,799        2,010        2,536
Other income (expense):
  Interest income..........................................         158          128           65
  Interest expense.........................................        (708)        (759)        (436)
                                                             ----------   ----------   ----------
          Total other expense..............................        (550)        (631)        (371)
                                                             ----------   ----------   ----------
Income before income taxes.................................       3,249        1,379        2,165
  Income taxes.............................................       1,253          535          449
                                                             ----------   ----------   ----------
Net income.................................................  $    1,996   $      844   $    1,716
                                                             ==========   ==========   ==========
Net income per common and common equivalent share..........  $      .47   $      .21   $      .43
                                                             ==========   ==========   ==========
Weighted average common and common equivalent shares.......   4,219,186    3,982,093    4,015,317
                                                             ==========   ==========   ==========

                            See accompanying notes.

                          HEALTH RISK MANAGEMENT, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                        COMMON SHARES
                                         OUTSTANDING
                                      ------------------   ADDITIONAL                  RETAINED
                                       NUMBER               PAID-IN       UNEARNED     EARNINGS
                                      OF SHARES   AMOUNT    CAPITAL     COMPENSATION   (DEFICIT)   TOTAL
                                      ---------   ------   ----------   ------------   --------   -------
                                                       (IN THOUSANDS, EXCEPT SHARE DATA)
Balance at June 30, 1993............  3,914,724    $ 39     $ 25,381        $ (9)      $ (3,743)  $21,668
  Options to purchase common shares
     issued for service.............                              47                                   47
  Options exercised.................     31,808                  274                                  274
  Cancellation of stock grant.......     (3,333)                 (37)                                 (37)
  Amortization of unearned
     compensation...................                                           9                        9
  Net income........................                                                      1,716     1,716
                                      ---------     ---      -------         ---        -------   -------
Balance at June 30, 1994............  3,943,199      39       25,665          --         (2,027)   23,677
  Options to purchase common shares
     issued for service.............                              18                                   18
  Options exercised.................     85,500       1          554                                  555
  Common shares issued for
     services.......................      1,000                    7                                    7
  Net income........................                                                        844       844
                                      ---------     ---      -------         ---        -------   -------
Balance at June 30, 1995............  4,029,699      40       26,244          --         (1,183)   25,101
  Options to purchase common shares
     issued for service.............                              19                                   19
  Options exercised, including tax
     benefit of $120................    143,277       2        1,275                                1,277
  Common shares issued for contract
     rights.........................      7,500                   81                                   81
  Net income........................                                                      1,996     1,996
                                      ---------     ---      -------         ---        -------   -------
Balance at June 30, 1996............  4,180,476    $ 42     $ 27,619        $ --       $    813   $28,474
                                      =========     ===      =======         ===        =======   =======

                            See accompanying notes.

                          HEALTH RISK MANAGEMENT, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        YEAR ENDED JUNE 30,
                                                                    ---------------------------
                                                                     1996      1995      1994
                                                                    -------   -------   -------
                                                                          (IN THOUSANDS)
Cash flows from operating activities:
  Net income......................................................  $ 1,996   $   844   $ 1,716
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation.................................................    2,832     2,406     1,958
     Amortization.................................................    4,115     3,721     3,269
     Provision for deferred income taxes..........................    1,231       523       425
     Amortization of unearned compensation and other..............       --         7       (28)
     Issuance of options..........................................       19        18        47
     Changes in operating assets and liabilities:
       Accounts receivable........................................   (2,374)      153      (214)
       Unbilled receivables.......................................      303    (1,371)     (859)
       Other assets...............................................   (1,002)       51      (909)
       Accounts payable...........................................       (6)      318       453
       Accrued expenses...........................................       39       416       347
       Unearned revenues..........................................      282       228      (110)
                                                                    -------   -------   -------
Net cash provided by operating activities.........................    7,435     7,314     6,095
Cash flows from investing activities:
  Property and equipment..........................................   (2,256)   (1,891)     (457)
  Capitalized software............................................   (5,779)   (5,337)   (4,896)
                                                                    -------   -------   -------
Net cash used in investing activities.............................   (8,035)   (7,228)   (5,353)
Cash flows from financing activities:
  Proceeds from notes payable.....................................    1,500        --     3,986
  Principal payments on notes payable.............................     (904)     (935)   (4,172)
  Principal payments on capital leases............................   (1,152)   (1,231)     (938)
  Issuance of common shares.......................................    1,155       555       274
                                                                    -------   -------   -------
Net cash provided by (used in) financing activities...............      599    (1,611)     (850)
                                                                    -------   -------   -------
Decrease in cash..................................................       (1)   (1,525)     (108)
Cash and cash equivalents at beginning of year....................    3,348     4,873     4,981
                                                                    -------   -------   -------
Cash and cash equivalents at end of year..........................  $ 3,347   $ 3,348   $ 4,873
                                                                    =======   =======   =======

                            See accompanying notes.

                          HEALTH RISK MANAGEMENT, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated.

B. NATURE OF OPERATIONS

     The Company is engaged in a single business consisting of managed health care services providing comprehensive, integrated health plan management and related information services. The Company's principal health plan management services include care review, case management, price control, and claims administration. The Company's information services revenues are derived principally from software license and subscription fees related to its QUALITYFIRST(@) clinical practice guidelines (the Guidelines). A significant percentage of the Company's revenues are derived from the care review management and claims administration management services. Integrated health plan management and information services are marketed to self-insured employers, unions, government entities, insurance companies, HMOs, PPOs and hospitals. Contractual relationships maintained by the Company with its clients subjects the Company to revenue fluctuations resulting from changes in client employment levels or covered lives, restructuring of benefit plan offerings, and price adjustments based upon contract experience. In addition, the Company services a small number of large clients. In 1996, sales to two clients were seventeen percent (17%) and eleven percent (11%) of revenues, and in 1995 sales to one customer were sixteen percent (16%) of revenues. The markets serviced by the Company are principally domestic.

C. USES OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

D. REVENUE RECOGNITION

     The Company's revenues for health plan management services are derived from services provided under contracts obligating clients to generally pay a capitated monthly charge for each covered employee or covered member based on anticipated case volume experience, a percentage of savings, a transaction or case fee, or an hourly fee. In addition, each new client is typically charged a one-time set-up fee to cover the related set-up costs incurred by the Company. Revenue for health plan management services is recognized as services are rendered under each contract. Revenue from license fees is recognized upon delivery of the Guidelines while subscription fees are recognized as revenue in the month the Guidelines are utilized by the clients.

E. UNBILLED RECEIVABLES

     Unbilled receivables represent costs and related profit incurred for contract services which have not been billed by the Company and for services billed in the month subsequent to performance for case, hourly, and percentage of savings fees.

F. UNEARNED REVENUES

     Unearned revenues represent amounts billed to clients for contract services yet to be performed.

                          HEALTH RISK MANAGEMENT, INC.

G. COMPUTER SOFTWARE COSTS

     The Company capitalizes computer software costs in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. The capitalized costs are amortized based on the greater of the amount computed using (a) the ratio of current gross revenues for the product to the total of current and anticipated future gross revenues or (b) a straight-line basis over their estimated useful lives, ranging from three to ten years.

H. PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using straight-line methods for financial reporting purposes and accelerated methods for tax purposes. Estimated useful lives range from three to ten years. Equipment under capital leases is amortized over the term of the respective lease or over the service lives of the assets for those leases which substantially transfer ownership.

I. CONTRACT RIGHTS

     The fair value of purchased customer lists and relationships is amortized over their respective estimated useful lives of three to twelve years. Amortization expense was $144,000, $161,000 and $178,000 for the years ended June 30, 1996, 1995 and 1994, respectively.

J. INCOME TAXES

     The Company reports income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The statement requires that all deferred tax balances be determined by using the tax rate expected to be in effect when the taxes will actually be paid. A deferred income tax provision or credit is provided based on changes in deferred tax asset or liability balances.

K. NET INCOME (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE

     Earnings per share is computed using the weighted average number of Common Shares and Common Share equivalents outstanding during the period. Common Share equivalents include dilutive stock options using the treasury stock method.

L. CASH AND CASH EQUIVALENTS

     Short-term investments purchased within three months of their maturities are considered cash equivalents. The Company invests in U.S. government securities and high rated money market funds. The carrying amount reported in the consolidated balance sheets for cash and cash equivalents approximates its fair value.

M. RECLASSIFICATION

     Certain items in the 1994 and 1995 financial statements have been reclassified to conform to the 1996 presentations.

N. NEW ACCOUNTING STANDARDS

     In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Standards No. 121 (FAS 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. This Statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events of changes in circumstances

                          HEALTH RISK MANAGEMENT, INC.

indicate that the carrying amount of an asset may not be recoverable. The Company will apply this statement in the first quarter of fiscal 1997. The Company, however, does not believe the adoption of FAS 121 will have an adverse effect on its consolidated financial statements.

     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123 (FAS 123) "Accounting for Stock-Based Compensation." FAS 123 allows companies to choose whether to account for stock-based compensation under the current method as prescribed in Accounting Principles Board Opinion Number 25 (APB 25) or use the fair value method described in FAS 123. The Company plans to continue to follow the accounting measurement provisions of APB 25 and believes the impact of implementing the disclosure provisions of FAS 123 will not be material to its consolidated financial statements.

2. COMPUTER SOFTWARE COSTS

     Computer software costs consist of the following at June 30:

                                                                        1996        1995
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Computer Software (AutoPILOT(TM))
      Cost...........................................................  $10,347     $ 8,813
      Less accumulated amortization..................................    4,307       3,586
                                                                       -------     -------
      Net book value.................................................    6,040       5,227
    Claim Administration Software
      Cost...........................................................    6,705       5,770
      Less accumulated amortization..................................    2,178       1,533
                                                                       -------     -------
      Net book value.................................................    4,527       4,237
    Guidelines, Protocols and Medical Analysis Software
      Cost...........................................................    9,896       7,681
      Less accumulated amortization..................................    3,331       2,383
                                                                       -------     -------
      Net book value.................................................    6,565       5,298
                                                                       -------     -------
    Computer Software and Database Development Costs.................  $17,132     $14,762
                                                                       =======     =======

     Amortization of these costs was as follows for the years ended June 30:

                                                                1996       1995       1994
                                                               ------     ------     ------
                                                                      (IN THOUSANDS)
    Computer Software (AutoPILOT(TM))........................  $1,485     $1,255     $1,016
    Claim Administration Software............................     645        552        434
    Guidelines, Protocols and Medical Analysis Software......   1,279        982        735
                                                               ------     ------     ------
    Amortization Expense.....................................  $3,409     $2,789     $2,185
                                                               ======     ======     ======

                          HEALTH RISK MANAGEMENT, INC.

3. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at June 30:

                                                                          1996      1995
                                                                         -------   -------
                                                                          (IN THOUSANDS)
    OWNED
    Office equipment, furniture and fixtures...........................  $ 5,037   $ 4,606
    Leasehold improvements.............................................    1,387     1,265
    Data processing equipment and software.............................    5,951     4,186
                                                                         -------   -------
                                                                          12,375    10,057
    Less accumulated depreciation......................................    6,431     4,978
                                                                         -------   -------
    Net property and equipment owned...................................    5,944     5,079
                                                                         -------   -------
    CAPITALIZED LEASES
    Office equipment and furniture.....................................    1,372     1,385
    Data processing equipment and software.............................    5,313     4,998
                                                                         -------   -------
                                                                           6,685     6,383
    Less accumulated depreciation......................................    2,841     1,702
                                                                         -------   -------
    Net capitalized leases.............................................    3,844     4,681
                                                                         -------   -------
    Property and equipment.............................................  $ 9,788   $ 9,760
                                                                         =======   =======

4. NOTES PAYABLE

     Notes payable consist of the following at June 30:

                                                                            1996     1995
                                                                           ------   ------
                                                                           (IN THOUSANDS)
    Term loan payable to bank in monthly installments of $43,667 plus interest at the bank's reference rate plus 0.375% (8.625% at June
      30, 1996), with the last payment due June 30, 1999. Secured by accounts receivable, equipment, fixtures and general
      intangibles. ......................................................  $1,572   $2,096
    Note payable to bank under revolving credit agreement in monthly installments of $25,000 plus interest at the bank's reference rate plus 0.375% (8.625% at June 30, 1996), with the last payment due
      December 31, 2001. Secured by accounts receivable, equipment,
      fixtures and general intangibles. .................................   1,350       --
    Note payable to bank in monthly installments of $22,325 including interest at the bank's base rate (8.25% at June 30, 1996) until
      September 30, 1997 when the remaining principal balance is due.
      Secured by accounts receivable and equipment. .....................     306      536
                                                                           ------   ------
                                                                            3,228    2,632
    Less Current Maturities..............................................   1,076      753
                                                                           ------   ------
    Long-Term Portion....................................................  $2,152   $1,879
                                                                           ======   ======

     The Company has entered into a revolving credit agreement with a bank whereby it may borrow up to $2,500,000 under a revolving loan. The loan is secured by accounts receivable, equipment, fixtures and general intangibles. The revolving credit agreement terminates on January 31, 1997. The Company borrowed $1,500,000 (principal balance of $1,350,000 as of June 30, 1996) under the $2,500,000 revolving credit facility during fiscal 1996.

                          HEALTH RISK MANAGEMENT, INC.

     The carrying amounts of the Company's borrowings under its term loan and notes payable approximate their fair value.

     Under terms of the revolving credit and term loan agreements, the Company is prohibited from paying dividends on its stock without the bank's consent.

     Scheduled payments under terms of the notes payable will be $1,076,000 in 1997, $878,000 in 1998, $824,000 in 1999, $300,000 in 2000, and $150,000 in
2001.

     Total interest paid on notes payable was $281,000, $298,000, and $459,000 for the years ended June 30, 1996, 1995 and 1994, respectively.

5. OPTIONS

     The Company's 1992 Long-Term Incentive Plan and the 1990 Stock Option Plan ("the Plans") permit the granting of 800,000 options to officers, directors and employees. These can be either incentive stock options or non-qualified options. Options are generally granted at not less than market value at the date of grant and generally for a five-year period. The Options have been granted at prices ranging from $4.875 to $15.25. A total of 105,735 and 94,518 common shares are available for future issuance under the Plans at June 30, 1996 and 1995, respectively.

     At June 30, 1996, the Company had granted 36,000 unregistered options to purchase common shares not granted under the Plans. The exercise prices of these options to purchase common shares are $6.50 and $11.00 for 1,000 and 35,000 options, respectively.

     Transactions related to all options during the last three years are summarized as follows:

                                                        TOTAL      EXERCISABLE    PRICE PER SHARE
                                                       --------    -----------    ---------------
    Balance at June 30, 1993.........................   611,607       289,543      $    .20/15.25
      Granted........................................   156,508            --         4.875/12.00
      Became exercisable.............................        --       261,376          5.50/15.25
      Exercised......................................   (31,808)      (31,808)         5.50/11.00
      Expired........................................   (46,955)      (33,205)          .20/13.50
                                                       --------      --------        ------------
    Balance at June 30, 1994.........................   689,352       485,906           .20/15.25
      Granted........................................   178,657            --          5.50/7.875
      Became exercisable.............................        --       125,320         4.875/11.75
      Exercised......................................   (85,500)      (85,500)         5.50/ 6.50
      Expired........................................   (93,482)      (90,482)          .20/15.25
                                                       --------      --------        ------------
    Balance at June 30, 1995.........................   689,027       435,244           .20/15.25
      Granted........................................   139,283            --          7.25/12.00
      Became exercisable.............................                 224,117         4.875/11.75
      Exercised......................................  (143,277)     (143,277)        4.875/11.00
      Expired........................................  (151,219)     (151,219)          .20/15.25
                                                       --------      --------        ------------
    Balance at June 30, 1996.........................   533,814       364,865      $  4.875/15.25
                                                       ========      ========        ============

     The number of options scheduled to expire by fiscal year is 43,750 in 1997, 91,505 in 1998, 105,369 in 1999, 163,407 in 2000, and 129,783 in 2001.

                          HEALTH RISK MANAGEMENT, INC.

6. INCOME TAXES

     The components of the provision for income taxes for the three years ended June 30 were as follows:

                                                               1996        1995       1994
                                                            ----------   --------   --------
    Current:
      Federal.............................................  $    8,000   $      0   $      0
      State...............................................      14,000     12,000     24,000
    Deferred..............................................   1,231,000    523,000    425,000
                                                            ----------   --------   --------
                                                            $1,253,000   $535,000   $449,000
                                                            ==========   ========   ========

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred income tax liabilities and assets as of June 30 were as follows:

                                                                       1996         1995
                                                                    ----------   ----------
    Deferred tax liabilities:
      Prepaid expenses............................................  $  114,000   $   75,000
      Deferred contract costs.....................................     212,000      219,000
      Computer software costs.....................................   6,251,000    4,724,000
      Tax over book depreciation..................................     917,000      809,000
      Capital leases treated as operating leases for tax
         purposes.................................................          --        7,000
                                                                    ----------   ----------
              Total deferred tax liabilities......................   7,494,000    5,834,000
    Deferred tax assets:
      Allowance for doubtful accounts.............................      75,000      104,000
      Accrued expenses............................................     290,000      213,000
      Stock options deduction.....................................     424,000      110,000
      Net operating loss carryforwards............................   5,072,000    4,569,000
                                                                    ----------   ----------
              Total deferred tax assets...........................   5,861,000    4,996,000
      Less valuation allowance....................................    (424,000)    (110,000)
                                                                    ----------   ----------
              Total net deferred tax assets.......................   5,437,000    4,886,000
                                                                    ----------   ----------
    Net deferred tax liabilities..................................  $2,057,000   $  948,000
                                                                    ==========   ==========

     The Company has recorded a deferred tax asset and corresponding valuation allowance related to the stock option deduction. When such deferred tax asset is realized for tax purposes, the valuation allowance will be removed and paid-in capital will be credited.

     A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

                                                                        1996   1995   1994
                                                                        ----   ----   -----
    Statutory rate....................................................  34.0%  34.0%   34.0%
    State income taxes................................................   2.7    2.8      .7
    Canadian subsidiary loss..........................................    --     --     3.8
    Net operating loss carryforwards..................................    --     --   (17.7)
    Non-deductible meals and entertainment expenses...................    .7    1.1      .4
    Other.............................................................   1.2     .9    (.5)
                                                                        ----   ----   -----
                                                                        38.6%  38.8%   20.7%
                                                                        ====   ====   =====

     At June 30, 1996, the Company had net operating loss carryforwards of $13,400,000 for income tax purposes only that expire in years 1999 through 2011.

                          HEALTH RISK MANAGEMENT, INC.

     Total income tax paid for the years ended June 30, 1996, 1995 and 1994 was $20,600, $4,600 and $14,000, respectively.

7. COMMITMENTS

     The Company leases its office facilities and various equipment under operating and capital leases. Rental expense was approximately $2,881,000, $2,754,000, and $2,183,000, for the years ended June 30, 1996, 1995 and 1994, respectively. The following is a schedule by years of future minimum rental payments required under operating leases as of June 30, 1996 (in thousands):


      YEARS ENDING JUNE 30:
      ---------------------
             1997...........................................................  $2,618
             1998...........................................................   2,434
             1999...........................................................     494
                                                                              ------
                  Total minimum rental payments.............................  $5,546
                                                                              ======

     In addition to the above amounts, additional rental payments are due under the office facility leases based on the lessor's operating costs.

     The following is a schedule of future minimum lease payments under capital leases as of June 30, 1996 (in thousands):


      YEARS ENDING JUNE 30:
      ---------------------
             1997...........................................................  $1,647
             1998...........................................................   1,439
             1999...........................................................     938
             2000...........................................................     247
                                                                              ------
                  Total minimum lease payments..............................   4,271
        Less amount representing interest...................................     522
                                                                              ------
        Net minimum lease payments..........................................   3,749
        Less current maturities.............................................   1,351
                                                                              ------
        Long-term portion...................................................  $2,398
                                                                              ======

     The Company entered into capital lease agreements aggregating $432,000, $1,271,000, and $3,389,000 for the years ended June 30, 1996, 1995 and 1994, respectively, in connection with the purchase of office equipment, furniture and fixtures, and data processing equipment.

8. SAVINGS PLAN

          The Company has a tax deferred savings plan in accordance with the provisions of section 401(k) of the Internal Revenue Code covering substantially all employees. Under the plan, the Company will match a minimum of 10% of eligible employees' contributions up to 6% of the employee's salary for the plan year ending June 30, 1996 compared to 5% of the employee's salary for plan years ending June 30, 1995 and 1994. Employee contributions to the plan are remitted to a trustee on a biweekly basis. Company contribution expenses were $240,000, $200,000, and $160,000 for the years ended June 30, 1996, 1995, and 1994, respectively.

                          HEALTH RISK MANAGEMENT, INC.

9. QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following table presents certain unaudited quarterly results for fiscal 1996 and 1995.

                                                                     FISCAL 1996
                                                   -----------------------------------------------
                                                    FIRST    SECOND     THIRD    FOURTH
                                                   QUARTER   QUARTER   QUARTER   QUARTER    YEAR
                                                   -------   -------   -------   -------   -------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues.........................................  $13,371   $13,689   $14,045   $13,402   $54,507
                                                   =======   =======   =======   =======   =======
Gross profit(1)..................................  $ 5,491   $ 5,838   $ 6,034   $ 5,382   $22,745
                                                   =======   =======   =======   =======   =======
Net income.......................................  $   529   $   612   $   784   $    71   $ 1,996
                                                   =======   =======   =======   =======   =======
Net income per share.............................  $   .13   $   .15   $   .18   $   .02   $   .47
                                                   =======   =======   =======   =======   =======
Weighted average number of shares................    4,140     4,107     4,277     4,353     4,219
                                                   =======   =======   =======   =======   =======

                                                                     FISCAL 1995
                                                   -----------------------------------------------
                                                    FIRST    SECOND     THIRD    FOURTH
                                                   QUARTER   QUARTER   QUARTER   QUARTER    YEAR
                                                   -------   -------   -------   -------   -------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues.........................................  $11,633   $11,881   $12,628   $13,160   $49,302
                                                   =======   =======   =======   =======   =======
Gross profit(1)..................................  $ 4,073   $ 4,530   $ 5,131   $ 5,278   $19,012
                                                   =======   =======   =======   =======   =======
Net income (loss)................................  $  (125)  $   102   $   412   $   455   $   844
                                                   =======   =======   =======   =======   =======
Net income (loss) per share......................  $  (.03)  $   .03   $   .10   $   .11   $   .21
                                                   =======   =======   =======   =======   =======
Weighted average number of shares................    3,952     3,952     3,963     4,061     3,982
                                                   =======   =======   =======   =======   =======

---------------

(1) Represents revenues less cost of services.

================================================================================

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING HEREIN CONTAINED, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO BUY ANY SECURITY OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO OR SOLICITATION OF ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS HEREIN SET FORTH SINCE THE DATE HEREOF.

           ---------------------

             TABLE OF CONTENTS

                                        PAGE
                                        -----
Forward-Looking Statements............      2
Available Information.................      2
Incorporation of Certain Documents by
  Reference...........................      2
Risk Factors..........................      4
Company Summary Historical
  Consolidated Financial
  Information.........................     11
The Company...........................     12
Unaudited Pro Forma Consolidated
  Financial Statements................     20
Selling Stockholders -- Shares Covered
  by this Prospectus..................     26
Use of Proceeds.......................     27
Plan of Distribution..................     27
Experts...............................     28
Legal Matters.........................     28
Index to Financial Statements of
  Health Risk Management, Inc.........    F-1

             ------------------


================================================================================

================================================================================

               1,561,067 SHARES

        HEALTHPLAN SERVICES CORPORATION

                  COMMON STOCK

              --------------------

                   PROSPECTUS
              --------------------


                 , 1996

===============================================================================

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Estimated expenses (other than the SEC registration fee) of the sale of the shares of Common Stock are as follows:

    SEC registration fee.....................................................  $ 8,810.57
    Legal fees and expenses..................................................   25,000.00
    Accounting fees and expenses.............................................   25,000.00
    Printing and engraving expenses..........................................   30,000.00
    Miscellaneous fees and expenses..........................................    5,000.00
                                                                               ----------
      Total..................................................................  $93,810.57
                                                                               ==========

     All such fees and expenses will be paid by the Company.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of Delaware (the "General Corporation Law") grants each corporation organized thereunder the power to indemnify its officers, directors, employees and agents on certain conditions against liabilities arising out of any action or proceeding to which any of them is a party by reason of being such officer, director, employee or agent. Section 102(b)(7) of the General Corporation Law permits a Delaware corporation, with the approval of its stockholders, to include within its certificate of incorporation a provision eliminating or limiting the personal liability of its directors to such corporation or its stockholders for monetary damages resulting from certain breaches of the directors' fiduciary duty of care, both in suits by or on behalf of the corporation and in actions by stockholders of the corporation.

     The Company's certificate of incorporation (the "Certificate of Incorporation") includes an Article which allows the Company to take advantage of Section 102(b)(7) of the General Corporation Law. The Certificate of Incorporation also provides for the indemnification, to the fullest extent permitted by the General Corporation Law, of officers and directors of the Company. The Company currently maintains policies of insurance under which the directors and officers of the Company are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     The following documents are filed as exhibits to this Registration
Statement:

      2.1 --   Plan and Agreement of Merger dated September 12, 1996, as amended, among the
               Registrant, HealthPlan Services Alpha Corporation and Health Risk Management,
               Inc. (included as Exhibit 2.1 to the Registrant's Registration Statement on Form
               S-4 filed with the Commission on November 13, 1996 and incorporated herein by reference).
      4.1 --   Form of Registration Rights Agreement dated as of July 1, 1996 (included as an
               Exhibit to the Schedule 13D filed on August 5, 1996 reporting beneficial ownership of shares of the Registrant (Commission File No. 5-46553) and incorporated herein by reference).
      4.2 --   Excerpts from Certificate of Incorporation, as amended, of the Registrant
               (included as Exhibit 4.1 to the Registrant's Registration Statement on Form S-8
               (Commission File No. 333-07631) and incorporated herein by reference).
      4.3 --   Excerpts from Bylaws of the Registrant (included as Exhibit 3.2 to the
               Registrant's Registration Statement on Form S-1 (Commission File No. 33-90472)
               and incorporated herein by reference).
      5.1 --   Opinion of Fowler, White, Gillen, Boggs, Villareal and Banker, P.A. with respect to legality of the securities being registered.
     23.1 --   Consent of Fowler, White, Gillen, Boggs, Villareal and Banker, P.A. (included in its opinion filed as Exhibit 5.1).
     23.2 --   Consent of Price Waterhouse LLP.

     23.3 --   Consent of Bonanno, Savino & Davies, P.C.
     23.4 --   Consent of Richard A. Eisner & Company, LLP.
     23.5 --   Consent of Ernst & Young LLP.
     23.6 --   Consent of Coopers & Lybrand L.L.P.
     24.1 --   Powers of Attorney of Directors and Executive Officers (included on the Signature
               Pages of this Registration Statement).
     27.1 --   Financial Data Schedule.

ITEM 17.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida, on November 12, 1996.

                                          HEALTHPLAN SERVICES CORPORATION

                                          By:    /s/  WILLIAM L. BENNETT
                                            ------------------------------------
                                                     William L. Bennett
                                                   Chairman of the Board

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each of the directors and/or executive officers of HealthPlan Services Corporation whose signature appears below hereby appoints William L. Bennett and James K. Murray, Jr., and each of them severally, as his attorney-in-fact to sign in his name and behalf, in any and all capacities stated below and to file with the Commission, any and all amendments, including post-effective amendments to this registration statement, making such changes in the registration statement as appropriate, and generally to do all such things in their behalf in their capacities as officers and directors to enable HealthPlan Services Corporation to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                TITLE                     DATE
---------------------------------------------   ---------------------------   ------------------
              /s/  WILLIAM L. BENNETT           Chairman of the Board,         November 12, 1996
---------------------------------------------     Director
                William L. Bennett

            /s/  JAMES K. MURRAY, JR.           President and chief            November 12, 1996
---------------------------------------------     Executive Officer;
               James K. Murray, Jr.               Director (Principal
                                                  Executive Officer)

            /s/  JAMES K. MURRAY, III           Executive Vice President       November 12, 1996
---------------------------------------------     and Chief Financial
              James K. Murray, III                Officer (Principal
                                                  Financial and Accounting
                                                  Officer)

          /s/  JOSEPH A. CALIFANO, JR.          Director                       November 12, 1996
---------------------------------------------
             Joseph A. Califano, Jr.

           /s/  JOSEPH S. DIMARTINO             Director                       November 12, 1996
---------------------------------------------
             Joseph S. DiMartino

              /s/  JOHN R. GUNN                 Director                       November 12, 1996
---------------------------------------------
                John R. Gunn

             /s/  CHARLES H. GUY, JR.           Director                       November 12, 1996
---------------------------------------------
                Charles H. Guy, Jr.

               /s/  NANCY KANE                  Director                       November 12, 1996
---------------------------------------------
                 Nancy Kane

               /s/  DAVID NIERENBERG            Director                       November 12, 1996
---------------------------------------------
                 David Nierenberg

                  SIGNATURE                                TITLE                     DATE
---------------------------------------------   ---------------------------   ------------------
                 /s/  JAMES G. NIVEN            Director                       November 12, 1996
---------------------------------------------
                  James G. Niven

             /s/  SAMUEL F. PRYOR, IV           Director                       November 12, 1996
---------------------------------------------
               Samuel F. Pryor, IV

              /s/  TREVOR G. SMITH              Director                       November 12, 1996
---------------------------------------------
               Trevor G. Smith

             /s/  HOLYOKE L. WHITNEY            Director                       November 12, 1996
---------------------------------------------
               Holyoke L. Whitney

             /s/  JAMES F. CARLIN               Director                       November 12, 1996
---------------------------------------------
               James F. Carlin

                                 EXHIBIT INDEX

EXHIBIT
  NO.                                       DESCRIPTION
-------      --------------------------------------------------------------------------
   2.1   --  Plan and Agreement of Merger dated September 12, 1996, as amended, among the Registrant, HealthPlan Services Alpha Corporation and Health Risk
             Management, Inc. (included as Exhibit 2.1 to the Registrant's Registration
             Statement on Form S-4 filed with the Commission on November 13, 1996 and incorporated herein by reference).
   4.1   --  Form of Registration Rights Agreement dated as of July 1, 1996 (included as an Exhibit to the Schedule 13D filed on August 5, 1996 reporting beneficial ownership of shares of the Registrant (Commission File No.
             5-46553) and incorporated herein by reference).
   4.2   --  Excerpts from Certificate of Incorporation, as amended, of the Registrant
             (included as Exhibit 4.1 to the Registrant's Registration Statement on
             Form S-8 (Commission File No. 333-07631) and incorporated herein by reference).
   4.3   --  Excerpts from Bylaws of the Registrant (included as Exhibit 3.2 to the
             Registrant's Registration Statement on Form S-1 (Commission File No.
             33-90472) and incorporated herein by reference).
   5.1   --  Opinion of Fowler, White, Gillen, Boggs, Villareal and Banker, P.A. with respect to legality of the securities being registered.
  23.1   --  Consent of Fowler, White, Gillen, Boggs, Villareal and Banker, P.A.
             (included in its opinion filed as Exhibit 5.1).
  23.2   --  Consent of Price Waterhouse LLP.
  23.3   --  Consent of Bonanno, Savino & Davies, P.C.
  23.4   --  Consent of Richard A. Eisner & Company, LLP.
  23.5   --  Consent of Ernst & Young LLP.
  23.6   --  Consent of Coopers & Lybrand L.L.P.
  24.1   --  Powers of Attorney of Directors and Executive Officers (included on the
             Signature Pages of this Registration Statement).
  27.1   --  Financial Data Schedule.